UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                  to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2019 and 2018, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN

Date: June 17, 2020	/S/ KRISTEN ROBY DIMLOW
Kristen Roby Dimlow
Member of 401(k) Administrative Committee

Date: June 17, 2020	/S/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 17, 2020	/S/ GEORGE ZINN
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	3

Notes to Financial Statements	4

Supplemental Schedule:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019	11

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Microsoft Corporation Savings Plus 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 17, 2020

We have served as the auditor of the Plan since 1987.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2019	2018

ASSETS
Cash	$8,677,908	$9,464,025
Investments held by trustee, at fair value	27,373,465,379	20,227,500,071
Receivables:
Participant loans	144,559,953	135,451,909
Other receivables	16,109,867	18,999,301

Total receivables	160,669,820	154,451,210

Total assets	27,542,813,107	20,391,415,306

LIABILITIES
Operating payables	7,374,172	4,226,417
Other payables	6,263,552	9,441,069

Total liabilities	13,637,724	13,667,486

NET ASSETS AVAILABLE FOR BENEFITS	$27,529,175,383	$20,377,747,820

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2019	2018

ADDITIONS
Net investment income (loss):
Interest and dividends	$70,735,128	$62,411,020
Net increase (decrease) in fair value of investments	5,863,467,950	(909,898,266)

Net investment income (loss)	5,934,203,078	(847,487,246)

Contributions:
Participant contributions	1,655,399,823	1,447,279,773
Employer contributions	602,616,174	541,743,766

Total contributions	2,258,015,997	1,989,023,539

Total additions	8,192,219,075	1,141,536,293

DEDUCTIONS
Benefits paid to participants	1,040,791,512	821,220,448

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,151,427,563	320,315,845

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	20,377,747,820	20,057,431,975

End of year	$27,529,175,383	$20,377,747,820

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; Microsoft Technology Licensing; and Undead Labs (effective December 16, 2019). These entities represent Microsoft or wholly owned subsidiaries of Microsoft. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The information below summarizes certain aspects of the Plan as in effect during 2019 and 2018, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as amounts earned with respect to any equity-based compensation program, award, or benefit, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, severance plan payments, unused accrued vacation payments, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax and/or Roth basis using eligible compensation each pay period, subject to statutory and regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis. During 2019 and 2018, the maximum annual 401(k) pre-tax and Roth contribution limit was $19,000 and $18,500, respectively, and the maximum annual catch-up contribution to the Plan was $6,000. Additionally, participants could contribute up to $27,500 for 2019 and $27,250 for 2018 on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, pre-tax catch-up, Roth catch-up, and after-tax) generally may not exceed 65 percent of his or her eligible compensation per pay period. Participants may elect to suspend or reinstate their contributions at any time.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans. Participants may also make rollover contributions to the plan from an individual retirement account or annuity described in Internal Revenue Code (“IRC”) Section 408(a) or 408(b) that is eligible to be rolled over and would otherwise be includible in gross income.

Employer Contributions

The Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.50 for every $1.00 contributed. The matching contribution is provided for up to 50 percent of the maximum annual 401(k) pre-tax and Roth Internal Revenue Service (“IRS”) contribution limit (not including catch-up contributions). Participants do not receive a match on after-tax contributions.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may have their Plan accounts invested in Microsoft Common Stock to the same extent as other participants. However, such participants that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on amounts they have invested in Microsoft Common Stock will automatically be reinvested in Microsoft Common Stock.

Effective January 1, 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of investment earnings, gains and losses, and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the amount necessary to meet the participant’s immediate financial need. Hardship withdrawals are further limited to pre-tax contributions, pre-tax catch-up contributions, after-tax contributions (including earnings thereon), and rollover contributions (excluding rollover contributions attributable to designated Roth contributions, Roth in-plan conversion amounts and earnings thereon, and acquisition rollovers). Prior to 2019, a hardship withdrawal generally resulted in a six-month suspension of contributions (other than rollover contributions) to the Plan and the sources available for a hardship withdrawal excluded earnings on pre-tax (including catch-up) and after-tax contributions.

Active participants may also generally take a withdrawal at any time from their rollover and after-tax accounts within the Plan. After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash. Distributions may be made in installments.

Participants may also withdraw all, or any portion, of their pre-tax contributions during a leave of absence to perform qualified military service of at least 30 days, subject to a six-month suspension on future non-rollover contributions to the Plan. The distribution generally must be made in a single lump sum cash payment, except that distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

In-Plan Roth Conversions

Active participants may convert their Plan distribution-eligible balances to their Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions or services they utilize, such as loan originations and maintenance, domestic relations order qualifications, dividend check processing, overnight check fees, and professional management service fees. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, including systemic market disruptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including systemic market disruptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Other Receivables and Payables

Other receivables and payables as of December 31, 2019 and 2018 primarily consisted of unsettled trades. Other receivables also included accrued interest.

NOTE 2 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 non-derivative investments primarily include domestic and international equities, mutual funds, and U.S. government securities. The Plan’s Level 1 derivative assets include those actively traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 non-derivative investments consist primarily of mutual funds in the Plan’s separately managed accounts. These mutual funds are registered under the Investment Company Act of 1940 but are not registered under the Securities Act of 1933 and the prices are made available directly from the investment manager. The Plan’s Level 2 derivative assets and liabilities primarily include certain over-the-counter option and currency contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2019 and 2018, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

Common collective trusts are valued using the Net Asset Value (“NAV”) provided by the trustee in order to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In the event the Plan were to initiate a full redemption of a common collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the common collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The common collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The portfolios are comprised of a mix of stocks, bonds, commodities, and cash.

Financial Instruments Measured at Fair Value

December 31, 2019	Level 1	Level 2	Total

Mutual funds	$666,635,304	$0	$666,635,304
Microsoft Common Stock	2,560,666,967	0	2,560,666,967
Separately managed accounts:
Common stock	3,840,829,164	0	3,840,829,164
Mutual funds	0	1,059,178,206	1,059,178,206
Other	107,307,012	20,746,596	128,053,608
Brokerage accounts	1,149,314,671	32,850,889	1,182,165,560

Total	$8,324,753,118	$1,112,775,691	9,437,528,809

Common collective trusts measured at NAV			17,935,936,570

Total Investments			$27,373,465,379

December 31, 2018	Level 1	Level 2	Total

Mutual funds	$548,357,364	$0	$548,357,364
Microsoft Common Stock	1,730,325,484	0	1,730,325,484
Separately managed accounts:
Common stock	2,894,605,848	0	2,894,605,848
Mutual funds	0	840,503,595	840,503,595
Other	83,307,144	14,495,297	97,802,441
Brokerage accounts	826,526,476	53,526,160	880,052,636

Total	$6,083,122,316	$908,525,052	6,991,647,368

Common collective trusts measured at NAV			13,235,852,703

Total Investments			$20,227,500,071

NOTE 3 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates, to enhance investment returns for the Plan, and to facilitate Plan portfolio diversification. The Plan’s derivatives consisted of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2019 and 2018. These derivative instruments are primarily a component of the “Other” caption of separately managed accounts in Note 2 – Financial Instruments.

NOTE 4 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $50,000. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. When determining the maximum loan amount available under the Plan, outstanding loan balances under any subsidiary and affiliate Microsoft retirement plans are considered in conjunction with the Plan. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years (or 30 years for Nokia Plan legacy loans) or be less than 12 months. The term of a General Loan may not exceed five years (or 15 years for Nokia Plan legacy loans) or be less than 12 months.

The interest rate for participant loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2019 was 3.25 percent to 9.00 percent, maturing at various dates through March 2044. The range of interest rates for outstanding General Loans as of December 31, 2019 was 4.25 percent to 6.50 percent, maturing at various dates through January 2025.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 60 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment service or payoff the loan in full during this 60-day window generally results in a default of the loan, which is taxable income to the participant, with a possible 10 percent early withdrawal penalty. Terminated employees who roll over their Plan account balance to an individual retirement account (“IRA”), Roth IRA, or other employer plan during this 60-day window may avoid such taxable income and 10 percent early withdrawal penalty if they pay off the outstanding loan balance to the rollover recipient IRA custodian or employer plan by the due date (including extensions) for filing their federal income tax return for the year in which the rollover occurred.

NOTE 5 — TAX STATUS

The IRS has determined and informed the Plan, by a letter dated August 21, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the IRC. The determination letter covered Plan amendments adopted from September 17, 2010 through August 5, 2014, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include common collective trusts that are managed by affiliates of Fidelity. Fidelity is the trustee and third-party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2019 and 2018, the Plan held 16,237,584 shares of Microsoft Common Stock valued at $2,560,666,967 and 17,035,793 shares of Microsoft Common Stock valued at $1,730,325,484, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded Microsoft Common Stock dividend income of $31,390,230 and $29,844,171, respectively.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, which is the annual return/report for the Plan:

December 31,	2019	2018

Net assets available for benefits per the financial statements	$27,529,175,383	$20,377,747,820
Less: benefits payable	(2,778,561)	(2,635,425)

Net assets per the Form 5500	$27,526,396,822	$20,375,112,395

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,	2019	2018

Benefits paid to participants per the financial statements	$1,040,791,512	$821,220,448
Plus: increase in benefits payable at year end	143,136	575,258

Benefits paid to participants per the Form 5500	$1,040,934,648	$821,795,706

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31, but had not been paid as of that date.

NOTE 8 — SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, and financial markets. On March 27, 2020, Congress passed the Coronavirus, Aid, Relief, and Economic Security (“CARES”) Act which is intended to provide economic relief to retirement plan sponsors and participants in the midst of the global COVID-19 pandemic. Under the CARES Act, changes were made impacting certain provisions of qualified retirement plans, including participant loans and distributions. Among other things, the CARES Act provisions, which were adopted by the Plan, increased the limit on participant loans, extended repayment terms, and waived penalties for certain early withdrawals.

While the effects of COVID-19, including the applicable relief provisions of the CARES Act, are not reflected in these Plan financial statements, there is substantial uncertainty in the nature and degree of its effects over time. The extent to which the COVID-19 pandemic impacts the Plan going forward will depend on numerous evolving factors which cannot be reliably predicted, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or further financial market instability.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS
BrokerageLink **	1,182,165,560		$1,182,165,560

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2025	1,240,813		14,789,625
BlackRock LifePath Index 2030	120,484,714		1,460,322,926
BlackRock LifePath Index 2035	532,478		6,553,842
BlackRock LifePath Index 2040	176,581,156		2,202,655,687
BlackRock LifePath Index 2045	509,574		6,407,892
BlackRock LifePath Index 2050	145,787,910		1,838,939,533
BlackRock LifePath Index 2055	273,931		3,455,552
BlackRock LifePath Index 2060	30,405,339		383,420,441
BlackRock LifePath Index 2065	140,698		1,459,403
BlackRock LifePath Index Retirement	49,910,805		580,452,680
BlackRock Short-term Investment Fund	787,740,866		787,740,866
Fidelity Contrafund Pool Class 3 *	82,318,630		1,694,117,404
Fidelity Growth Company Pool Class 3 *	94,386,896		2,397,427,157
Vanguard Russell 1000 Growth Index Trust	5,920,947		1,212,609,906
Vanguard Russell 1000 Value Index Trust	7,639,700		1,271,475,201
Vanguard Russell 2000 Growth Index Trust	6,459,128		1,098,245,516
Vanguard S&P 500 Index Trust	25,148,846		2,975,862,938

EMPLOYER STOCK
Microsoft Common Stock *	16,237,584		2,560,666,967

MUTUAL FUNDS
PIMCO All Asset All Authority	3,336,772		27,628,472
PIMCO Inflation Response Multi-Asset Response	3,691,379		30,121,656
Vanguard Short-Term Bond Index Fund (Signal)	57,605,031		608,885,176

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Currency
DANISH KRONE	1,691		254
SWISS FRANC	140		144
Publicly-traded Common Stock
ADVANCED MICRO DEVICES INC	932,592		42,768,669
ADYEN BV	14,964		12,269,922
AGILENT TECHNOLOGIES INC	211,258		18,022,420
ALEXION PHARMACEUTICALS INC	131,841		14,258,604
APTIV PLC	246,586		23,418,272
ARGENX SE SPONSORED ADR	116,373		18,680,194
ARISTA NETWORKS INC	101,223		20,588,758
ASCENDIS PHARMA AS SPON ADR	199,202		27,712,982

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ATLASSIAN CORP PLC CLS A	437,922		52,699,533
BEYOND MEAT INC	38,724		2,927,534
BOSTON SCIENTIFIC CORP	995,144		45,000,412
BROADRIDGE FINANCIAL SOL	125,377		15,489,075
BURLINGTON STORES INC	95,090		21,683,373
CANADA GOOSE HOLDINGS INC	299,314		10,847,139
CATALENT INC	220,923		12,437,965
CENTENE CORP	224,831		14,135,125
CERIDIAN HCM HLDG INC	344,120		23,358,866
CHIPOTLE MEXICAN GRILL INC	14,881		12,457,034
CINTAS CORP	54,456		14,653,020
CMS ENERGY CORP	114,862		7,217,928
COGNEX CORP	350,294		19,630,476
CREE INC	296,502		13,683,567
DEXCOM INC	159,602		34,911,341
EDWARDS LIFESCIENCES CORP	65,514		15,283,761
EXACT SCIENCES CORP	287,453		26,583,653
FIDELITY NATL INFORM SVCS INC	350,522		48,754,105
FIRST REPUBLIC BANK	119,750		14,064,638
FIRST SOLAR INC	283,658		15,873,502
FORTIVE CORP	333,155		25,449,710
GARDNER DENVER HOLDINGS INC	472,999		17,349,603
GENMAB AS	152,117		33,828,642
GLOBAL PAYMENTS INC	460,847		84,132,228
GUIDEWIRE SOFTWARE INC	394,584		43,313,486
HASBRO INC	173,158		18,287,216
HUBSPOT INC	149,272		23,659,612
IHS MARKIT LTD	663,745		50,013,186
L3HARRIS TECHNOLOGIES INC	221,263		43,781,310
LONZA GROUP AG	80,018		29,202,684
LULULEMON ATHLETICA INC	63,248		14,652,664
MASCO CORPORATION	318,596		15,289,422
MOTOROLA SOLUTIONS INC	207,189		33,386,435
MSCI INC	44,322		11,443,054
NEW YORK TIMES CO CL A	676,063		21,748,947
OLLIES BARGAIN OUTLET HOLDINGS INC	214,809		14,029,176
PAGSEGURO DIGITAL LTD CL A	516,974		17,659,832
PROGRESSIVE CORP OHIO	122,241		8,849,026
ROPER TECHNOLOGIES INC	90,284		31,981,301
SAGE THERAPEUTICS INC	60,484		4,366,340
SAREPTA THERAPEUTICS INC	68,789		8,876,533
SKYWORKS SOLUTIONS INC	157,828		19,078,249
SPOTIFY TECHNOLOGY SA	73,348		10,969,193
TAKE-TWO INTERACTV SOFTWR INC	117,686		14,408,297
TRADE DESK INC	36,348		9,442,483
TRADEWEB MARKETS INC A	122,750		5,689,463
TRANSUNION	297,959		25,508,270

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TRIMBLE INC	466,441		19,445,925
TRIP.COM GROUP LTD ADR	290,104		9,730,088
VEEVA SYS INC CL A	309,594		43,547,492
VERISK ANALYTICS INC	38,594		5,763,628
WAYFAIR INC	85,182		7,697,897
WELLCARE HEALTH PLANS INC	39,238		12,956,780
WEST PHARMACEUTICAL SVCS INC	137,546		20,677,290
ZOOM VIDEO COMMUNICATIONS INC CL A	324,667		22,090,343
ZSCALER INC	301,020		13,997,430
ZYNGA INC	4,984,856		30,507,319
STIFS and Money Markets
SSBK GOVT STIF FUND	36,733,195		36,733,195

Artisan Mid Cap Account Total			1,458,956,015

DFA Small Mid Value Account
Publicly-traded Common Stock
1 800 FLOWERS.COM INC CL A	20,105		291,523
2U INC	2,177		52,226
AAR CORP	16,180		729,718
AARONS INC A	21,090		1,204,450
ABEONA THERAPEUTICS INC	3,400		11,118
ABERCROMBIE & FITCH CO CL A	28,111		486,039
ABM INDUSTRIES INC	25,672		968,091
ABRAXAS PETROLEUM CORP	23,027		8,085
ACACIA RESEARCH - ACACIA TECH	16,702		44,427
ACADIA HEALTHCARE CO INC	36,449		1,210,836
ACCO BRANDS CORP	41,783		391,089
ACHILLION PHARMACEUTICALS INC	65,534		395,170
ACORDA THERAPEUTICS INC	28,403		57,942
ACUITY BRANDS INC	635		87,630
ACUSHNET HOLDINGS CORP	31,399		1,020,468
ADAMS RESOURCES AND ENERGY INC	330		12,563
ADDUS HOMECARE CORP	8,372		813,926
ADIENT PLC	36,085		766,806
ADT INC	39,567		313,766
ADTALEM GLOBAL EDUCATION INC	28,060		981,258
ADTRAN INC	37,430		370,183
ADVANCED DISPOSAL SERVICES INC	33,687		1,107,292
ADVANCED ENERGY INDUSTRIES INC	4,566		325,099
ADVANSIX INC	17,876		356,805
AECOM	78,594		3,389,759
AEGION CORP	17,837		399,014
AEROCENTURY CORP	600		2,700
AEROVIRONMENT INC	3,802		234,735
AFFILIATED MANAGERS GRP INC	280		23,727
AGCO CORP	23,169		1,789,805
AGILYSYS INC	2,359		59,942

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
AGROFRESH SOLUTIONS INC	11,792		30,423
AH BELO CORP CL A	9,816		27,681
AIR LEASE CORP CL A	65,871		3,130,190
AIR TRANSPORT SERVICES GROUP	16,784		393,753
AKEBIA THERAPEUTICS INC	24,384		154,107
AKORN INC	35,809		53,714
ALAMO GROUP INC	10,065		1,263,661
ALASKA AIR GROUP INC	21,896		1,483,454
ALASKA COMM SYS GROUP INC	8,586		15,197
ALBEMARLE CORP	2,201		160,761
ALCOA CORP	75,573		1,625,575
ALICO INC	2,202		78,898
ALLEGHENY TECHNOLOGIES INC	48,770		1,007,588
ALLEGIANCE BANCSHARES INC	7,685		288,956
ALLEGIANT TRAVEL CO	1,070		186,223
ALLSCRIPTS HLTHCARE SOLS INC	136,498		1,339,728
ALPHA & OMEGA SEMICNDTR LTD	10,198		138,897
ALTRA INDUSTRIAL MOTION CORP	7,338		265,709
AMAG PHARMACEUTICALS INC	10,953		133,298
AMBAC FINANCIAL GROUP INC	9,115		196,611
AMC ENTERTAINMENT HLDS CL A	17,168		124,296
AMERCO INC	5,725		2,151,570
AMERESCO INC-CL A	15,068		263,690
AMERICAN AXLE & MFG HLDGS INC	75,815		815,769
AMERICAN EAGLE OUTFITTERS INC	74,827		1,099,957
AMERICAN EQY INVT LIFE HLD CO	45,359		1,357,595
AMERICAN NATIONAL INSURANCE	9,061		1,066,298
AMERICAN NATL BANKSHARES INC	5,308		210,038
AMERICAN OUTDOOR BRANDS CORP	15,845		147,042
AMERICAN PUBLIC EDUCATION INC	12,805		350,729
AMERICAN SUPERCONDUCTOR CORP	5,470		42,940
AMERICAN VANGUARD CORP	16,225		315,901
AMERICAN WOODMARK	6,464		675,553
AMERICAS CAR MART INC	5,142		563,872
AMERIS BANCORP	27,460		1,168,148
AMKOR TECHNOLOGY INC	154,442		2,007,746
AMPCO-PITTSBURG CORP	9,934		29,901
AMPHASTAR PHARMACEUTICALS INC	12,832		247,529
AMPLIFY ENERGY CORP NEW	7,062		46,680
AMTECH SYSTEMS INC	11,695		83,736
ANAPTYSBIO INC	5,131		83,379
ANDERSONS INC	21,707		548,753
ANGIODYNAMICS INC	22,392		358,496
ANIKA THERAPEUTICS INC	10,235		530,685
ANIXTER INTL INC	16,856		1,552,438
ANTERO RES CORP	143,033		407,644
APACHE CORP	73,706		1,886,137

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
APERGY CORP	14,232		480,757
APOGEE ENTERPRISES INC	15,464		502,580
APPLIED GENETIC TECHNOLOGIES CORP	2,874		12,990
APPLIED INDUSTRIAL TECH INC	4,900		326,781
APPLIED OPTOELECTRONICS INC	2,233		26,528
AQUAVENTURE HOLDINGS LTD	7,654		207,576
ARAMARK	31,632		1,372,829
ARAVIVE INC	2,397		32,767
ARC Document Solutions Inc	26,612		36,991
ARCBEST CORP	11,050		304,980
ARCH COAL INC CL A	9,676		694,156
ARCHROCK INC	47,101		472,894
ARCOSA INC	22,777		1,014,715
ARDELYX INC	19,663		147,571
ARDMORE SHIPPING CORP	10,781		97,568
ARENA PHARMACEUTICALS INC	2,147		97,517
ARGAN INC	7,932		318,390
ARGO GROUP INTL	20,667		1,358,855
ARLO TECHNOLOGIES INC	47,925		201,764
ARMSTRONG FLOORING INC	11,620		49,617
ARROW ELECTRONICS INC	47,539		4,028,455
ARROW FINANCIAL CORP	6,772		255,982
ASBURY AUTOMOTIVE GROUP INC	1,953		218,326
ASCENA RETAIL GROUP INC	5,198		39,843
ASGN INC	7,932		562,934
ASHLAND GLOBAL HOLDINGS INC	14,409		1,102,721
ASSEMBLY BIOSCIENCES INC	1,177		24,081
ASSERTIO THERAPEUTICS INC	27,004		33,755
ASSOCIATED BANC CORP	113,260		2,496,250
ASSURANT INC	13,402		1,756,734
ASSURED GUARANTY LTD	52,711		2,583,893
ASTEC INDUSTRIES INC	13,364		561,288
ASTRONICS CORP	10,213		285,453
ASTRONICS CORP CL B	2,236		63,256
ASURE SOFTWARE INC	1,348		11,027
AT HOME GROUP INC	16,168		88,924
ATHENE HOLDING LTD	37,194		1,749,234
ATLANTIC CAPITAL BANCSHARES INC	7,280		133,588
ATLANTIC UN BANKSHARES CORP	26,804		1,006,490
ATLAS AIR WORLD	19,932		549,525
ATN INTERNATIONAL INC	5,868		325,029
AUTONATION INC	36,005		1,750,923
AVANOS MEDICAL INC	20,629		695,197
AVAYA HOLDINGS CORP	11,518		155,493
AVIAT NETWORKS INC	2,296		32,259
AVNET INC	66,264		2,812,244
AVX CORP	47,969		981,925

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
AWARE INC MASS	5,120		17,203
AXCELIS TECHNOLOGIES INC	16,091		387,713
AXIS CAPITAL HOLDINGS LTD	20,243		1,203,244
AXOS FINANCIAL INC	12,228		370,264
AXT INC	24,878		108,219
AZZ INC	9,150		420,443
B&G FOODS INC	4,906		87,965
BALLANTYNE STRONG INC	1,527		4,947
BANCFIRST CORP	7,876		491,777
BANCORP INC DEL	44,441		576,400
BANCORPSOUTH BANK	17,762		557,904
BANK MARIN BANCORP	3,594		161,910
BANK OZK	39,608		1,208,242
BANKFINANCIAL CORP	1,100		14,388
BANKUNITED INC	22,667		828,706
BANKWELL FINANCIAL GROUP INC	709		20,448
BANNER CORP	20,197		1,142,948
BAR HARBOR BANKSHARES	5,013		127,280
BARNES & NOBLE EDUCATION INC	27,282		116,494
BARNES GROUP INC	14,879		921,903
BASIC ENERGY SERVICES INC	3,210		851
BASSETT FURNITURE INDS INC	2,530		42,200
BAYCOM CORP	797		18,124
BBX CAPITAL CORP A	22,094		105,388
BCB BANCORP INC	2,239		30,876
BEACON ROOFING SUPPLY INC	24,629		787,635
BED BATH & BEYOND INC	49,775		861,108
BEL FUSE INC NV CL B	4,882		100,081
BELDEN INC	12,998		714,890
BENCHMARK ELECTRONICS INC	17,175		590,133
BERKSHIRE HILLS BANCORP INC	18,627		612,456
BERRY PETROLEUM CORP	17,510		165,119
BIG 5 SPORTING GOODS CORP	13,448		40,344
BIG LOTS INC	11,770		338,034
BIGLARI HLDGS INC CL A	32		19,200
BIGLARI HLDGS INC CL B	716		81,925
BJ’S RESTAURANTS INC	4,206		159,660
BLUCORA INC	25,203		658,806
BMC STK HLDGS INC	33,431		959,135
BOISE CASCADE CO	14,835		541,923
BONANZA CREEK ENERGY INC	7,851		183,242
BOOT BARN HOLDINGS INC	7,611		338,918
BORGWARNER INC	57,446		2,492,007
BOSTON PRIVATE FINL HLDG INC	49,409		594,390
BOYD GAMING CORP	4,249		127,215
BRADY CORPORATION CL A	11,665		667,938
BRIDGE BANCORP INC	6,250		209,563

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BRIDGEWATER BANCSHARES INC	1,875		25,838
BRIGGS & STRATTON CORP	11,655		77,622
BRIGHTHOUSE FINANCIAL INC	19,656		771,105
BRIGHTVIEW HOLDINGS INC	3,187		53,765
BROADWIND ENERGY INC	2,409		3,999
BROOKDALE SENIOR LIVING INC	73,402		533,633
BROOKLINE BANCORP INC	32,544		535,674
BROOKS AUTOMATION INC	22,232		932,855
BRYN MAWR BANK CORP	10,614		437,721
BSQUARE CORP	6,836		9,502
BUILD A BEAR WORKSHOP INC	9,374		30,372
BUNGE LIMITED	42,290		2,433,790
BYLINE BANCORP INC	10,732		210,025
C & F FINANCIAL CORP	236		13,058
C T S CORP	4,030		120,940
CABOT CORP	6,028		286,451
CACI INTERNATIONAL INC	6,994		1,748,430
CADENCE BANCORP CL A	56,577		1,025,741
CAI INTERNATIONAL INC	7,664		222,103
CALAMP CORP	2,696		25,828
CALERES INC	20,269		481,389
CALITHERA BIOSCIENCES INC	7,881		45,001
CALIX NETWORKS INC	20,063		160,504
CALLAWAY GOLF CO	28,808		610,730
CALLON PETROLEUM CO	109,853		530,590
CAL-MAINE FOODS INC	7,223		308,783
CAMDEN NATIONAL CORP	7,364		339,186
CANNAE HOLDINGS INC	15,027		558,854
CAPITAL CITY BANK GROUP INC	7,893		240,737
CAPITOL FED FINL (2ND STEP CV)	69,424		953,192
CAPRI HOLDINGS LTD	19,825		756,324
CAPSTAR FINANCIAL HOLDINGS INC	3,506		58,375
CARLISLE COS INC	1,751		283,382
CAROLINA FINANCIAL CORP	4,432		191,595
CARPENTER TECHNOLOGY CORP	25,482		1,268,494
CARRIAGE SERVICES INC	8,718		223,181
CARROLS RESTAURANT GROUP INC	12,011		84,678
CARS.COM INC	28,640		349,981
CASEY GENERAL STORES	1,349		214,478
CASS INFORMATION SYSTEMS INC	460		26,560
CASUAL MALE RETAIL GROUP NEW	20,171		25,819
CATALYST BIOSCIENCES INC	8,662		58,988
CATO CORP CL A	11,900		207,060
CAVCO INDUSTRIES INC	2,823		551,558
CBIZ INC	32,659		880,487
CBTX INC	3,379		105,154
CECO ENVIRONMENTAL CORP	16,950		129,837

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CELLDEX THERAPEUTICS INC	4,475		9,979
CENTENNIAL RESOURCE DEVELOPMENT INC CL A	52,517		242,629
CENTERSTATE BANKS CORPORATION	28,558		713,379
CENTRAL GARDEN & PET CO	4,347		135,061
CENTRAL GARDEN & PET CO CL A	15,468		454,140
CENTRAL PACIFIC FINANCIAL CORP	11,684		345,613
CENTRAL VALLEY CMNTY BANCORP	3,234		70,081
CENTURY ALUMINUM COMPANY	35,943		270,112
CENTURY BANCORP INC CL A NVTG	842		75,746
CENTURY CASINOS INC	4,738		37,525
CENTURY COMMUNITIES INC	11,017		301,315
CEVA INC	1,021		27,526
CHART INDUSTRIES INC	20,063		1,354,052
CHEFS WAREHOUSE INC	9,917		377,937
CHESAPEAKE ENERGY CORP	16,541		13,656
CHICAGO BRIDGE & IRON	0		0
CHICAGO BRIDGE & IRON (NY REG)	0		0
CHICAGO RIVET & MACHINE CO	300		7,739
CHICOS FAS INC	55,317		210,758
CHIMERIX INC	23,842		48,399
CHUYS HOLDINGS INC	4,237		109,823
CIMAREX ENERGY CO	29,497		1,548,298
CINCINNATI BELL INC	3,412		35,724
CINEMARK HOLDINGS INC	9,132		309,118
CIRCOR INTERNATIONAL INC	15,023		694,664
CIRRUS LOGIC INC	6,355		523,716
CISION LTD	2,687		26,789
CIT GROUP INC	30,448		1,389,342
CITI TRENDS INC	5,571		128,802
CITIZENS & NORTHERN CORP	1,167		32,968
CITY HOLDING CO	2,058		168,653
CIVEO CORP	42,900		55,341
CIVISTA BANCSHARES INC	3,905		93,720
CLEAN ENERGY FUELS CORP	76,434		178,856
CLEAN HARBORS INC	12,867		1,103,345
CLEARFIELD INC	900		12,546
CLEARWATER PAPER CORP	7,361		157,231
CNB FINANCIAL CORP PA	4,922		160,851
CNX RESOURCES CORP	112,834		998,581
COEUR MINING INC	71,126		574,698
COHU INC	17,721		404,925
COLFAX CORP	45,101		1,640,774
COLUMBIA BANKING SYSTEMS INC	20,379		829,120
COLUMBUS MCKINNON CORP NY	9,770		391,093
COMMERCIAL METALS CO	44,935		1,000,702
COMMERCIAL VEHICLE GROUP INC	14,651		93,034
COMMSCOPE HLDG CO INC	24,921		353,629

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
COMMUNITY HEALTH SYS INC NEW	22,348		64,809
COMMUNITY TRUST BANCORP INC	7,596		354,277
COMPUTER PROGRAMS & SYSTEM INC	3,304		87,226
COMPUTER TASK GROUP INC	7,144		37,006
COMSCORE INC	16,175		79,905
COMTECH TELECOMMUNICATIONS NEW	11,781		418,108
CONCERT PHARMACEUTICALS INC	4,340		40,037
CONDUENT INC	57,406		355,917
CONMED CORP	10,915		1,220,624
CONNECTONE BANCORP INC	13,987		359,746
CONNS INC	11,788		146,053
CONSOL ENERGY INC—W/I	13,297		192,939
CONSOLIDATED COMM HLDGS INC	23,029		89,353
CONSOLIDATED TOMOKA LAND CO	1,925		116,116
CONSUMER PORTFOLIO SVCS INC	8,447		28,466
CONTAINER STORE GROUP INC	11,156		47,078
CONTANGO OIL & GAS CO	17,582		64,526
CONTINENTAL BUILDING PROD INC	3,875		141,166
COOPER STANDARD HOLDING INC	6,673		221,277
COOPER TIRE & RUBBER COMPANY	23,810		684,538
COPA HOLDINGS SA CL A	4,077		440,642
CORE MOLDING TECH INC	2,250		7,313
CORE-MARK HOLDING CO INC	12,927		351,485
CORNERSTONE BUILDING BRANDS INC	15,223		129,548
COSTAMARE INC	28,229		269,022
COTY INC CL A	33,221		373,736
COVENANT TRANSPORT GROUP CL A	5,960		77,033
COVETRUS INC	25,338		334,462
COWEN INC CL A	12,173		191,725
CPI AEROSTRUCTURES INC	3,000		20,190
CRA INTERNATIONAL INC	4,216		229,646
CRAFT BREW ALLIANCE INC	12,121		199,997
CRANE CO	656		56,665
CROSS COUNTRY HEALTHCARE INC	13,126		152,524
CSS INDUSTRIES INC	3,889		17,150
CSW INDUSTRIALS INC	1,822		140,294
CUBIC CORP	8,311		528,330
CULP INC	4,391		59,805
CUMULUS MEDIA INC	2,757		48,440
CUSTOMERS BANCORP INC	11,904		283,434
CVB FINANCIAL CORP	9,879		213,189
CVR ENERGY INC	507		20,498
CYBEROPTICS CORP	5,523		101,513
DAKTRONICS INC	23,392		142,457
DANA INC	41,945		763,399
DARLING INGREDIENTS INC	67,655		1,899,752
DASEKE INC	1,937		6,121

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
DATA I O CORP	1,500		6,285
DAVITA INC	32,623		2,447,704
DAWSON GEOPHYSICAL CO	12,650		30,360
DEAN FOODS CO	37,860		2,272
DEL TACO RESTAURANTS INC	15,658		123,776
DELEK US HOLDINGS INC	32,030		1,073,966
DELPHI TECHNOLOGIES PLC	2,765		35,475
DELUXE CORP	5,357		267,421
DENBURY RESOURCES INC	169,885		239,538
DESIGNER BRANDS INC	31,955		502,972
DEVON ENERGY CORP	50,855		1,320,704
DHI GROUP INC	34,657		104,318
DHT HOLDINGS INC	46,579		385,674
DIAMOND OFFSHORE DRILLING	43,905		315,677
DICKS SPORTING GOODS INC	30,043		1,486,828
DIGI INTERNATIONAL INC	16,542		293,124
DIGIRAD CORP	460		1,187
DILLARDS INC CL A	12,315		904,906
DIME COMMUNITY BANCSHARES INC	21,613		451,496
DINE BRANDS GLOBAL INC	1,415		118,181
DIODES INC	23,825		1,343,015
DIPLOMAT PHARMACY INC	16,205		64,820
DIXIE GROUP INC	3,539		4,034
DOMTAR CORP	26,072		996,993
DONEGAL GROUP INC CL A	13,971		207,050
DONNELLEY FINANCIAL SOLUTIONS INC	6,427		67,291
DORIAN LPG LTD	18,612		288,114
DOUGLAS DYNAMICS INC	1,730		95,150
DOVER MOTORSPORTS INC	4,100		7,626
DRIL-QUIP INC	21,113		990,411
DSP GROUP	11,328		178,303
DUCOMMUN INC	6,929		350,122
DXC TECHNOLOGY CO	24,986		939,224
DXP ENTERPRISES INC	4,428		176,279
DYCOM INDUSTRIES INC	6,187		291,717
EAGLE BANCORP INC MD	9,937		483,236
EAGLE BULK SHIPPING INC	21,372		98,311
EARTHSTONE ENERGY INC	6,715		42,506
EASTERN CO	1,100		33,583
EBIX INC	1,022		34,145
ECHO GLOBAL LOGISTICS INC	14,052		290,876
ECHOSTAR CORP CL A	25,330		1,097,042
EDGEWELL PERSONAL CARE CO	18,878		584,463
EL POLLO LOCO HLDGS INC	9,480		143,527
ELECTROMED INC	1,717		14,852
ELEMENT SOLUTIONS INC	96,373		1,125,637
ELF BEAUTY INC	3,079		49,664

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
EMCOR GROUP INC	7,023		606,085
EMCORE CORP	13,001		39,523
EMERALD EXPOSITIONS EVENTS INC	21,473		226,540
EMERGENT BIOSOL	1,421		76,663
EMPLOYERS HOLDINGS INC	15,647		653,262
ENANTA PHARMACEUTICALS INC	1,922		118,741
ENCORE CAP GROUP INC	19,250		680,680
ENCORE WIRE CORPORATION	7,480		429,352
ENDO INTERNATIONAL PLC	10,810		50,699
ENERGY TRANSFER LP	10,448		134,048
ENERPAC TOOL GROUP CORP CL A	13,973		363,717
ENERSYS INC	6,022		450,626
ENLINK MIDSTREAM LLC	119,331		731,499
ENNIS INC	8,746		189,351
ENOVA INTL INC	13,406		322,548
ENPRO INDUSTRIES INC	4,861		325,104
ENSIGN GROUP INC	5,297		240,325
ENSTAR GROUP LTD	4,494		929,629
ENTEGRA FINANCIAL CORP	218		6,575
ENTERCOM COMM CORP CL A	46,865		217,454
ENTERPRISE FINL SVCS CORP	5,072		244,521
ENTRAVISION COMMUN CRP CL A	26,247		68,767
ENZO BIOCHEM INC	1,503		3,953
EPLUS INC	5,337		449,856
EQT CORPORATION	25,147		274,102
EQUITRANS MIDSTREAM CORP	2,225		29,726
EQUITY BANCSHARES INC	5,101		157,468
ERA GROUP INC	10,194		103,673
ESCALADE	1,300		12,779
ESCO TECHNOLOGIES INC	8,703		805,028
ESPEY MFG.&ELECTRIC	272		5,875
ESSA BANCORP INC	3,403		57,681
ETHAN ALLEN INTERIORS INC	11,916		227,119
EVOLENT HEALTH INC A	27,348		247,499
EVOLUTION PETROLEUM CORP	5,742		31,409
EXPERI CORP	7,103		131,406
EXPRESS INC	35,565		173,202
EXTENDED STAY AMERICA INC UNIT	12,602		187,266
EXTERRAN CORP	13,901		108,845
EXTRACTION OIL & GAS INC	33,146		70,270
EZCORP INC CL A NON VTG	40,315		274,948
FABRINET	11,175		724,587
FARMER BROTHERS CO	5,188		78,131
FARMERS NATL BANC CORP	7,317		119,413
FARO TECHNOLOGIES INC	6,875		346,156
FB FINANCIAL CORP	1,465		57,999
FBL FINANCIAL GROUP INC CL A	10,355		610,220

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
FEDERAL AGRI MTG NON VTG CL C	3,241		270,624
FEDERAL SIGNAL CORP	19,835		639,679
FEDNAT HOLDING CO	9,690		161,145
FERRO CORP	7,013		104,003
FERROGLOBE PLC	42,510		39,959
FERROGLOBE REP&WARRANTY INS TR	20,872		0
FIESTA RESTAURANT GROUP INC	8,557		84,629
FINANCIAL INSTITUTIONS INC	9,443		303,120
FINJAN HOLDINGS INC	4,000		8,040
FIRST AMERICAN FINANCIAL CORP	15,610		910,375
FIRST BANCORP INC ME	3,780		114,269
FIRST BANCORP NC	7,891		314,930
FIRST BANCORP PUERTO RICO	75,087		795,171
FIRST BANCSHARES INC MISS	2,927		103,967
FIRST BUSEY CORP	14,936		410,740
FIRST BUSINESS FIN SVCS INC	357		9,400
FIRST COMMONWEALTH FINL CORP	38,571		559,665
FIRST COMMUNITY BANKSHARES INC	8,770		272,045
FIRST DEFIANCE FINL CORP	9,768		307,594
FIRST FINANCIAL BANCORP	39,791		1,012,283
FIRST FINANCIAL INDIANA	2,647		121,021
FIRST FINANCIAL NORTWEST INC	4,521		67,544
FIRST FOUNDATION INC	15,652		272,345
FIRST HAWAIIAN INC	12,312		355,201
FIRST HORIZON NATIONAL CORP	71,533		1,184,586
FIRST INTERNET BANCORP	3,393		80,448
FIRST INTST BANCSYST INC CL A	14,392		603,313
FIRST MERCHANTS CORP	14,988		623,351
FIRST MID BANCSHARES INC	4,793		168,953
FIRST MIDWEST BANCORP INC DEL	42,724		985,215
FIRST NORTHWEST BANCORP	553		10,026
FIRST OF LONG ISLAND CORP	7,177		179,999
FIRST PACTRUST BANCORP INC	20,147		346,125
FIRST SOLAR INC	16,996		951,096
FIRST SOURCE CORP	6,543		339,451
FITBIT INC CL A	35,823		235,357
FIVE PRIME THERAPEUTICS INC	10,058		46,166
FIVE STAR SENIOR LIVING INC	222		824
FLAGSTAR BANCORP INC	20,336		777,852
FLEX LTD	109,752		1,385,070
FLEXIBLE SOLUTIONS INTL INC	4,800		12,336
FLEXSTEEL IND	3,153		62,808
FLOTEK INDUSTRIES INC	27,543		55,086
FLUENT INC	16,333		40,833
FLUIDIGM CORP	3,800		13,224
FLUOR CORP	30,060		567,533
FLUSHING FINANCIAL CORP	14,849		320,813

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
FNB CORP PA	103,018		1,308,329
FONAR CORP	2,259		44,480
FOOT LOCKER INC	38,220		1,490,198
FORESTAR GROUP INC	6,546		136,484
FORMFACTOR INC	23,258		604,010
FORTUNE BRANDS HOME & SEC INC	2,121		138,586
FORUM ENERGY TECHNOLOGIES INC	48,348		81,225
FORWARD AIR CORP	3,912		273,644
FOSSIL INC	18,053		142,258
FOSTER L B CO CL A	6,716		130,156
FRANCESCA’S HOLDINGS CORP	1,330		13,805
FRANKLIN ELECTRIC CO. INC.	11,668		668,810
FRANKLIN FINANCIAL NETWORK INC	6,398		219,643
FRANK’S INTERNATIONAL NV	59,184		305,981
FREIGHTCAR AMERICA INC	7,555		15,639
FRESH DEL MONTE PRODUCE INC	20,165		705,372
FRIEDMAN INDS INC	1,579		9,506
FRONTIER COMMUNICATIONS CORP	29,212		25,987
FRP HOLDINGS INC	3,092		154,013
FS BANCORP INC	627		39,996
FTI CONSULTING INC	14,274		1,579,561
FULLER H B CO	16,316		841,416
FULTON FINANCIAL CORP	69,784		1,216,335
FUTUREFUEL CORP	16,917		209,602
GAIN CAPITAL HOLDINGS INC	23,065		91,107
GAMESTOP CORP CL A	28,227		171,620
GANNETT CO INC	49,036		312,850
GAP INC	28,606		505,754
GASLOG LTD	14,670		143,619
GATES INDUSTRIAL CORP PLC	18,703		257,353
GATX CORP	14,535		1,204,225
GCI LIBERTY INC CL A	2,113		149,706
GCI LIBERTY INC SER A 5% PFD PERP	670		17,688
GCP APPLIED TECHNOLOGIES INC	6,220		141,256
GENCO SHIPPING & TRADING LTD	12,846		136,425
GENCOR INDUSTRIES INC	2,966		34,613
GENESCO INC	9,138		437,893
GENIE ENERGY LTD B	5,823		45,012
GENTEX CORP	40,398		1,170,734
GENTHERM INC	8,717		386,948
GENWORTH FINANCIAL INC A	23,897		105,147
GEOSPACE TECHNOLOGIES CORP	7,949		133,305
GERMAN AMERICAN BANCORP INC	5,688		202,607
GIBRALTAR INDUSTRIES INC	10,725		540,969
G-III APPAREL GROUP LTD	18,293		612,816
GLATFELTER	20,475		374,693
GLOBAL INDEMNITY LTD	5,753		170,461

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
GLYCOMIMETICS INC	3,119		16,500
GMS INC	12,002		325,014
GOLD RESOURCE CORP	5,579		30,908
GOLDEN OCEAN GROUP LTD	1,900		11,039
GOLDFIELD CORP	18,894		67,074
GOODRICH PETE CORP	886		8,895
GOODYEAR TIRE & RUBBER CO	79,656		1,239,049
GORMAN-RUPP CO	5,829		218,588
GP STRATEGIES CORP	6,168		81,603
GRAHAM CORPORATION	3,138		68,659
GRAHAM HOLDINGS CO	1,844		1,178,298
GRANITE CONSTRUCTION INC	23,850		659,930
GRAPHIC PACKAGING HOLDING CO	54,563		908,474
GRAY TELEVISION INC	33,524		718,755
GREAT LAKES DREDGE & DOCK CORP	28,458		322,429
GREAT SOUTHERN BANCORP INC	7,626		482,878
GREAT WESTERN BANCORP INC	18,909		656,899
GREEN BRICK PARTNERS INC	14,096		161,822
GREEN DOT CORP CLASS-A	2,528		58,902
GREEN PLAINS INC	17,085		263,622
GREENBRIER COMPANIES INC	10,773		349,368
GREENLIGHT CAPITAL RE LTD A	18,586		187,904
GREIF INC CL A	10,414		460,299
GREIF INC CL B	2,264		117,207
GRIFFON CORP	10,897		221,536
GROUP 1 AUTOMOTIVE INC	7,451		745,100
GSI TECHNOLOGY INC	4,196		29,750
GUARANTY BANCSHARES INC	418		13,744
GUESS INC	34,245		766,403
GULF ISLAND FABRICATION INC	8,612		43,663
GULFPORT ENERGY CORP	61,032		185,537
HABIT RESTAURANTS INC/THE A	4,310		44,953
HAIN CELESTIAL GROUP INC	2,193		56,919
HALLADOR PETROLEUM CO	1,473		4,375
HALLMARK FIN SERVICES INC	3,431		60,283
HANCOCK WHITNEY CORP	35,283		1,548,218
HANMI FINANCIAL CORPORATION	14,356		287,048
HANOVER INSURANCE GROUP INC	6,242		853,094
HARBORONE NORTHEAST BANCORP INC	11,307		124,264
HARLEY-DAVIDSON INC	9,328		346,908
HARMONIC INC	61,557		480,145
HARSCO CORP	3,377		77,705
HARTE-HANKS INC	2,213		7,923
HARVARD BIOSCIENCES INC	12,612		38,467
HAVERTY FURNITURE COS INC	9,000		181,440
HAWAIIAN HLDGS INC	16,206		474,674
HAWKINS INC	3,526		161,526

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
HAYNES INTL INC	6,822		244,091
HCI GROUP INC	3,879		177,076
HEALTHSTREAM INC	5,224		142,093
HEARTLAND EXPRESS INC	17,915		377,111
HEARTLAND FINANCIAL USA INC	9,981		496,455
HECLA MINING CO	259,286		878,980
HEIDRICK & STRUGGLES INTL INC	8,975		291,688
HELIOS TECHNOLOGIES INC	4,648		214,877
HELIX ENERGY SOL GRP INC	100,803		970,733
HELMERICH & PAYNE INC	35,773		1,625,167
HEMISPHERE MEDIA GRP INC	2,456		36,472
HERC HOLDINGS INC	3,361		164,487
HERITAGE COMMERCE CORP	18,977		243,475
HERITAGE CRYSTAL CLEAN INC	3,917		122,876
HERITAGE FINANCIAL CORP WASH	14,586		412,784
HERITAGE INSURANCE HOLDINGS INC	9,254		122,616
HERTZ GLOBAL HOLDINGS INC	44,055		693,866
HIBBETT SPORTS INC	9,873		276,839
HIGHPOINT RESOURCES CORP	51,730		87,424
HILL INTL INC	5,059		15,986
HILLENBRAND INC	6,569		218,813
HILLTOP HLDGS I	35,827		893,167
HINGHAM INSTITUTION FOR SAVING	232		48,766
HMS HOLDINGS CORP	6,158		182,277
HOLLYFRONTIER CORP	47,725		2,420,135
HOME BANCORP INC	1,680		65,839
HOME BANCSHARES INC	9,379		184,391
HOMESTREET INC	12,030		409,020
HOMETRUST BANCSHARES INC	4,475		120,064
HOOKER FURNITURE CORP	4,681		120,255
HOPE BANCORP INC	70,553		1,048,418
HORACE MANN EDUCATORS CORP	16,151		705,153
HORIZON BANCORP INC INDIANA	14,992		284,848
HORIZON GLOBAL CORP	4,240		14,798
HOSTESS BRANDS INC CL A	36,767		534,592
HOUGHTON MIFFLIN HARCOURT CO	38,776		242,350
HOUSTON WIRE & CABLE CO	3,800		16,758
HOWARD BANCORP INC	1,304		22,012
HUB GROUP INC CL A	9,308		477,407
HUNTSMAN CORP	57,228		1,382,628
HURCO INC	2,508		96,207
HURON CONSULTING GROUP INC	9,878		678,816
HUTTIG BUILDING PRODUCTS INC	4,166		6,416
HYSTER-YALE MATERIALS HANDLING	3,237		190,854
IBERIABANK CORP	20,700		1,548,981
ICF INTERNATIONAL INC	8,555		783,809
ICHOR HOLDINGS LTD	4,063		135,176

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
IDERA PHARMACEUTICALS INC	6,358		11,572
IES HOLDINGS INC	467		11,983
II-VI INC.	20,861		702,390
IMAX CORPORATION	14,710		300,525
INDEPENDENCE CONTRACT DRILLING	8,282		8,256
INDEPENDENT BANK CORP MASS	5,903		491,425
INDEPENDENT BANK GROUP INC	13,620		755,093
INFINERA CORP	33,979		269,793
INGLES MARKETS INC-CL A	5,929		281,687
INGREDION INC	24,767		2,302,093
INNERWORKINGS INC	23,848		131,402
INNOPHOS HOLDINGS INC	7,296		233,326
INNOSPEC INC	8,663		896,101
INOVALON HOLDINGS INC CL A	4,377		82,375
INSIGHT ENTERPRISES INC	1,200		84,348
INSTEEL INDUSTRIES INC	8,006		172,049
INTEGER HOLDINGS CORP	12,374		995,241
INTERDIGITAL INC	1,043		56,833
INTERFACE INC	4,101		68,036
INTERNATIONAL BANCSHARES CORP	32,952		1,419,243
INTERNATIONAL GAME TECHNOLOGY PLC	29,411		440,283
INTERNATIONAL SEAWAYS INC	11,067		329,354
INTEST CORP	7,530		44,804
INTEVAC INC	10,220		72,153
INTL FCSTONE INC	6,402		312,610
INTREPID POTASH INC	47,481		128,674
INTRICON CORP	1,396		25,128
INVACARE CORP	23,549		212,412
INVESCO LTD	116,095		2,087,388
INVESTORS BANCORP INC	126,242		1,504,173
INVESTORS TITLE CO	623		99,182
IRIDIUM COMMUNICATIONS INC	34,395		847,493
IROBOT CORP	500		25,315
ITT INC	16,935		1,251,666
J ALEXANDERS HLDGS INC	4,045		38,670
J JILL INC	4,293		4,851
JABIL INC	64,151		2,651,361
JAGGED PEAK ENERGY INC	23,166		196,679
JAMES RIVER GROUP HOLDINGS LTD	5,097		210,047
JANUS HENDERSON GROUP PLC	69,067		1,688,688
JAZZ PHARMA PLC	13,144		1,962,136
JEFFERIES FINANCIAL GROUP INC	37,479		800,926
JELD-WEN HOLDING INC	5,853		137,019
JETBLUE AIRWAYS CORP	150,578		2,818,820
JOHNSON OUTDOORS INC CL A	1,947		149,335
JOUNCE THERAPEUTICS INC	3,318		28,966
K12 INC	18,779		382,153

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
KADANT INC	3,339		351,730
KAMAN CORP	10,795		711,606
KAR AUCTION SERVICES INC	1,397		30,441
KB HOME	13,583		465,489
KBR INC	47,060		1,435,330
KEARNY FINANCIAL CORP	37,935		524,641
KELLY SERVICES INC CL A	18,019		406,869
KEMET CORP	9,968		269,634
KEMPER CORP	6,965		539,788
KENNAMETAL INC	26,522		978,397
KEWAUNEE SCIENTIFIC CORP	482		6,483
KIMBALL ELECTRONICS INC	12,463		218,726
KIMBALL INTL INC CL B	1,756		36,297
KINGSTONE COS INC	1,243		9,633
KIRBY CORP	13,904		1,244,825
KIRKLANDS INC	7,486		9,283
KLX ENERGY SERVICES HOLDINGS INC W/I	9,352		60,227
KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC	49,177		1,762,504
KNOWLES CORP	31,919		675,087
KOHLS CORP	34,855		1,775,862
KORN FERRY	22,802		966,805
KOSMOS ENERGY LTD	72,001		410,406
KRATON CORP	12,298		311,385
KRONOS WORLDWIDE INC	3,929		52,649
KULICKE & SOFFA INDUSTRIES INC	52,425		1,425,960
KVH INDUSTRIES INC	4,416		49,150
LA Z BOY INC	23,367		735,593
LAKELAND BANCORP INC	16,656		289,481
LAKELAND INDUSTRIES INC	3,461		37,379
LANDEC CORP	9,790		110,725
LANDMARK BANCORP INC	698		17,485
LANDS END INC	9,863		165,698
LAREDO PETROLEUM INC	72,604		208,373
LAUREATE EDUCATION INC CL A	15,544		273,730
LCI INDUSTRIES	6,364		681,775
LCNB CORPORATION	2,003		38,658
LEAR CORP NEW	9,047		1,241,248
LEGG MASON INC	39,757		1,427,674
LENDINGCLUB CORP	11,076		139,779
LGI HOMES INC	213		15,048
LHC GROUP INC	10,093		1,390,412
LIBBEY INC.	10,581		15,342
LIBERTY LATIN AMERICA LTD CL A	16,937		326,884
LIBERTY LATIN AMERICA LTD CL C	38,411		747,478
LIBERTY OILFIELD SERVICES INC CL A	5,948		66,142
LIBERTY TRIPADVISOR HOLDINGS INC A WI	26,810		197,054
LIFETIME BRANDS INC	8,088		56,212

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
LIGAND PHARMACEUTICALS	2,617		272,927
LIMELIGHT NETWORKS INC	5,735		23,399
LIMONEIRA CO	3,820		73,459
LIONS GATE ENTERMENT CORP A	26,497		282,458
LIONS GATE ENTERTAINMENT CORP B	40,527		402,433
LIQUIDITY SERVICES INC	15,135		90,205
LITHIA MOTORS INC CL A	6,880		1,011,360
LIVE OAK BANCSHARES INC	5,998		114,022
LIVENT CORP	12,6 26		107,952
LIVERAMP HOLDINGS INC	4,812		231,313
LOGMEIN INC	7,041		603,695
LONESTAR RESOURCES US INC A	5,886		15,362
LOUISIANA PACIFIC CORP	48,208		1,430,331
LSB INDUSTRIES INC	8,252		34,658
LSI INDUSTRIES INC	12,484		75,528
LUMBER LIQUIDATORS HLDNGS INC	3,076		30,053
LUMINEX CORP	9,177		212,539
LUNA INNOVATIONS INC	4,212		30,705
LUTHER BURBANK CORP	4,416		50,916
LYDALL INC	5,533		113,537
LYON WILLIAM HOMES CLS A	11,485		229,470
M D C HOLDINGS INC	25,452		971,248
M/I HOMES INC	19,890		782,672
MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC	6,571		174,789
MACQUARIE INFRASTRUCTURE CORP	22,923		982,021
MACROGENICS INC	4,582		49,852
MACYS INC	113,168		1,923,856
MAGELLAN HEALTH INC	11,627		909,813
MAIDEN HLDGS LTD	42,076		31,557
MALLINCKRODT PLC	35,147		122,663
MAMMOTH ENERGY SERVICES INC	6,150		13,530
MANITOWOC CO INC	20,720		362,600
MANPOWERGROUP INC	19,222		1,866,456
MANTECH INTL CORP CL A	12,175		972,539
MARCHEX INC	12,388		46,827
MARCUS &MILLICHAP CO INC	4,815		179,359
MARCUS CORP	3,953		125,587
MARINEMAX INC	10,373		173,125
MARLIN BUSINESS SERVICES CORP	6,395		140,562
MARRIOTT VACATIONS WORLD	13,960		1,797,490
MARTEN TRANSPORT LTD	24,736		531,577
MASONITE WORLDWIDE HOLDINGS	7,463		538,903
MASTEC INC	29,366		1,884,123
MATADOR RESOURCES COMPANY	34,870		626,614
MATERION CORP	15,486		920,643
MATRIX SERVICE CO	9,225		211,068
MATSON INC	16,984		692,947

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MATTHEWS INTL CORP CL A	9,151		349,294
MCDERMOTT INTL INC	26,071		17,640
MCEWEN MINING INC	24,025		30,512
MCGRATH RENTCORP	8,838		676,461
MEDNAX INC	30,773		855,182
MEDPACE HOLDINGS INC	2,100		176,526
MEET GROUP INC/THE	45,933		230,124
MERCANTILE BANK CORP	7,211		262,985
MERCER INTERNATIONAL INC	24,264		298,447
MERCHANTS BANCORP	2,651		52,251
MERCURY GENERAL CORP	2,973		144,874
MERCURY SYSTEMS INC	10,243		707,894
MEREDITH CORP.	12,781		414,999
MERIDIAN BANCORP INC	11,494		230,914
MERIDIAN BIOSCIENCE INC	5,556		54,282
MERIT MEDICAL SYSTEMS INC	8,109		253,163
MERITAGE HOMES CORP	15,110		923,372
MERRIMACK PHARMACEUTICALS INC	9,020		28,413
MESA AIR GROUP INC	4,172		37,298
META FINL GROUP INC	11,590		423,151
METHODE ELECTRONICS INC	3,164		124,503
METROPOLITAN BANK HOLDING CORP	906		43,696
MIDLAND STATES BANCORP INC	8,278		239,731
MIDWESTONE FINANCIAL GRP INC	4,790		173,542
MILLER INDUSTRIES INC TENN	5,750		213,498
MINERALS TECHNOLOGIES INC	12,325		710,290
MISTRAS GROUP INC	9,077		129,529
MITCHAM INDUSTRIES INC	900		2,583
MKS INSTRUMENTS INC	3,422		376,454
MOBILE MINI INC	13,191		500,071
MODINE MANUFACTURING CO	21,330		164,241
MOHAWK INDUSTRIES INC	9,281		1,265,743
MONARCH CASINO & RESORT INC	1,818		88,264
MONITRONICS INTERNATIONAL INC	763		6,486
MONTAGE RESOURCES CORP	5,338		42,384
MOOG INC CL A	9,799		836,149
MOSAIC CO NEW	104,205		2,254,996
MOTORCAR PARTS OF AMERICA INC	8,550		188,357
MOVADO GROUP INC	1,384		30,088
MR COOPER GROUP INC	23,800		297,738
MRC GLOBAL INC	14,632		199,580
MSC INDUSTRIAL DIRECT CO CL A	5,963		467,917
MTS SYSTEMS CORP	3,325		159,700
MUELLER INDUSTRIES INC	12,080		383,540
MUELLER WATER PRODUCTS INC A	20,365		243,973
MURPHY OIL CORP	83,015		2,224,802
MURPHY USA INC	446		52,182

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MYLAN NV	9,831		197,603
MYR GROUP INC/DELAWARE	8,332		271,540
MYRIAD GENETICS INC	23,015		626,698
NABORS INDUSTRIES LTD	125,388		361,117
NACCO INDUSTRIES INC CL A	1,778		83,264
NANTKWEST INC	5,304		20,102
NATIONAL BK HLDGS CORP	12,758		449,337
NATIONAL GEN HLDGS CORP	28,679		633,806
NATIONAL HEALTHCARE CORP	3,864		333,966
NATIONAL OILWELL VARCO INC	75,419		1,889,246
NATIONAL PRESTO INDS	1,358		120,034
NATIONAL VISION HOLDINGS INC	2,636		85,485
NATIONAL WESTERN LIFE GROUP INC- A	926		269,355
NATURAL ALTERNATIVES INTL INC	1,498		11,954
NATURAL GAS SERVICES GROUP	7,953		97,504
NATURAL GROCERS VIT GROC INC	11,302		111,551
NATURES SUNSHINE PRODUCTS INC	1,481		13,225
NATUS MEDICAL INC	5,305		175,012
NAUTILUS INC	6,485		11,349
NAVIENT CORP	116,699		1,596,442
NBT BANCORP INC	8,699		352,831
NCS MULTISTAGE HOLDINGS INC	2,283		4,794
NEENAH INC	2,419		170,370
NELNET INC CL A	22,579		1,315,001
NEOPHOTONICS CO	25,435		224,337
NETGEAR INC	24,201		593,167
NETSCOUT SYSTEMS INC	23,781		572,409
NETWORK-1 TECHNOLOGIES INC	4,399		9,590
NEW HOME CO INC	5,261		24,516
NEW YORK COMMUNITY BANCORP INC	176,265		2,118,705
NEWELL BRANDS INC	97,186		1,867,915
NEWLINK GENETICS CORP	3,969		10,042
NEWPARK RESOURCES INC	70,320		440,906
NEWS CORP NEW CL A	125,742		1,777,992
NEWS CORP NEW CL B	59,763		867,161
NEWSTAR FINANCIAL INC RT CVR	16,905		4,082
NEXA RESOURCES SA	12,990		105,739
NEXSTAR MEDIA GROUP INC A	16,253		1,905,664
NEXSTAR MEDIA GROUP INC A CVR	6,927		0
NEXTGEN HEALTHCARE INC	6,924		111,269
NEXTIER OILFIELD SOLUTIONS INC	55,418		371,301
NICOLET BANKSHARES INC	1,709		126,210
NIELSEN HOLDINGS PLC	58,765		1,192,930
NINE ENERGY SERVICE INC	6,953		54,372
NL INDUSTRIES	7,483		29,259
NN INC	13,869		128,288
NOBLE CORP PLC	105,580		128,808

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
NORDIC AMERICAN TANKER LTD	7,658		37,677
NORTHEAST BANK	2,122		46,663
NORTHERN OIL AND GAS INC	33,721		78,907
NORTHFIELD BANCORP INC NEW	27,408		464,840
NORTHRIM BANCORP INC	3,320		127,156
NORTHWEST BANCSHARES INC	44,326		737,141
NORTHWEST PIPE CO	7,987		266,047
NOW INC	39,037		438,776
NU SKIN ENTERPRISES INC CL A	7,179		294,195
NV5 GLOBAL INC	3,415		172,287
NVENT ELECTRIC PLC	18,795		480,776
OASIS PETROLEUM INC	112,181		365,710
OCEANEERING INTERNATIONAL INC	42,100		627,711
OCEANFIRST FINANCIAL CORP	16,274		415,638
OCWEN FINANCIAL CORP	40,198		55,071
OFFICE DEPOT INC	193,939		531,393
OFG BANCORP	23,444		553,513
O-I GLASS INC	13,910		165,946
OIL STATES INTERNATIONAL INC	28,277		461,198
OIL-DRI CORP OF AMERICA	943		34,184
OLD NATIONAL BANCORP (IND)	66,833		1,222,376
OLD REPUBLIC INTL CORP	86,344		1,931,515
OLD SECOND BANCORP	6,754		90,976
OLIN CORP	54,442		939,125
OLYMPIC STEEL INC	4,828		86,518
ON DECK CAPITAL INC	28,058		116,160
ON SEMICONDUCTOR CORP	99,497		2,425,737
ONEMAIN HOLDINGS INC	39,209		1,652,659
ONESPAN INC	7,329		125,472
ONTO INNOVATION INC	23,699		865,961
OPKO HEALTH INC	5,774		8,488
OPPENHEIMER HLDGS CL A NON-VTG	4,922		135,257
OPUS BANK	12,444		321,926
ORASURE TECHNOLOGIES INC	13,732		110,268
ORBCOMM INC	24,288		102,252
ORION GROUP HOLDINGS INC	15,813		82,069
ORMAT TECHNOLOGIES INC	11,147		830,674
ORRSTOWN FINANCIAL SERVICES	535		12,102
ORTHOFIX MEDICAL INC	2,835		130,920
OSHKOSH CORP	14,589		1,380,849
OSI SYSTEMS INC	6,047		609,175
OTONOMY INC	22,267		85,283
OVERSEAS SHIPHLDG GRP INC NEW	23,381		53,776
OWENS AND MINOR INC	26,420		136,591
OWENS CORNING INC	30,074		1,958,419
OWENS ILLINOIS INC	0		0
OXFORD INDUSTRIES	2,198		165,773

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
PACIFIC DRILLING SA	56		228
PACIFIC ETHANOL INC	9,413		6,118
PACIFIC PREMIER BANCORP INC	18,609		606,746
PACWEST BANCORP	58,011		2,220,081
PAM TRANSPORTAION	566		32,664
PANHANDLE OIL & GAS CL A	4,107		46,039
PAR PACIFIC HOLDINGS INC	7,797		181,202
PARK AEROSPACE CORP	9,660		157,168
PARK NATIONAL CORP	2,772		283,797
PARK OHIO HLDGS CORP	4,514		151,896
PARKER DRILLING CO	727		2,880
PARSLEY ENERGY INC CL A	103,356		1,954,462
PARTY CITY HOLDCO INC	24,470		57,260
PATRICK INDUSTRIES INC	2,813		147,486
PATRIOT TRANSPORTATION HOLDING INC	253		4,928
PATTERSON COMPANIES INC	33,866		693,576
PATTERSON-UTI ENERGY INC	74,468		781,914
PBF ENERGY INC CL A	58,302		1,828,934
PC CONNECTION INC	8,287		411,532
PCSB FINANCIAL CORP	4,153		84,098
PDC ENERGY INC	22,721		594,609
PDF SOLUTIONS INC	9,356		158,023
PDL BIOPHARMA INC	79,300		257,329
PEABODY ENERGY CORP	46,215		421,481
PEAPACK GLADSTONE FINL CORP	8,556		264,380
PENN VIRGINIA CORP	4,612		139,974
PENNANT GROUP INC	3,322		109,859
PENNEY (J.C.) CO INC	87,903		98,451
PENNS WOODS BANCORP INC	496		17,638
PENNYMAC FINANCIAL SERVICES INC	2,765		94,121
PENSKE AUTOMOTIVE GROUP INC	30,146		1,513,932
PEOPLES BANCORP INC	9,228		319,842
PEOPLES UNITED FINANCIAL INC	171,925		2,905,533
PEOPLES UTAH BANCORP	5,299		159,606
PERCEPTRON INC	2,177		11,974
PERDOCEO EDUCATION CORP	13,510		248,449
PERFICIENT INC	15,338		706,622
PERFORMANCE FOOD GROUP CO	9,486		488,339
PERRIGO CO PLC	42,956		2,219,107
PERSPECTA INC	15,760		416,694
PETIQ INC CL A	3,243		81,237
PFENEX INC	2,500		27,450
PGT INNOVATIONS INC	7,220		107,650
PHOTRONIC INC	53,120		837,171
PICO HOLDINGS INC	11,406		126,835
PIER 1 IMPORTS INC	3,598		23,027
PILGRIM’S PRIDE CORP NEW	1,939		63,434

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
PINNACLE FINL PARTNERS INC	21,979		1,406,656
PIPER SANDLER COS	5,780		462,053
PLANTRONICS INC	838		22,911
PLAYA HOTELS & RESORTS NV	26,808		225,187
PLEXUS CORP	13,968		1,074,698
POPULAR INC	37,194		2,185,148
POST HOLDINGS INC	23,795		2,596,035
POTBELLY CORP	9,645		40,702
POWELL INDUSTRIES INC	6,004		294,136
PQ GROUP HOLDINGS INC	17,633		302,935
PRA GROUP INC	15,312		555,826
PREFERRED BANK LOS ANGELES	3,184		191,327
PREFORMED LINE PRODUCTS CO	2,013		121,485
PREMIER FINANCIAL BANCORP	1,918		34,793
PREMIER INC	5,957		225,651
PRESTIGE CONSUMER HEALTHCARE INC	18,115		733,658
PRICESMART INC	8,347		592,804
PRIMORIS SVCS CORP	19,316		429,588
PROASSURANCE CORPORATION	15,233		550,521
PROPETRO HOLDING CORP	15,961		179,561
PROSPERITY BANCSHARES INC	45,496		3,270,707
PROTECTIVE INSURANCE CORP CL B	4,320		69,509
PROTHENA CORP PLC	12,867		203,685
PROVIDENCE SERVICE CORP	4,493		265,896
PROVIDENT FINANCIAL HLDGS INC	2,348		51,421
PROVIDENT FINANCIAL SVCS INC	26,149		644,573
PULTEGROUP INC	48,128		1,867,366
PVH CORP	17,743		1,865,676
PYXUS INTERNATIONAL INC	7,039		62,929
QCR HOLDINGS INC	5,401		236,888
QEP RESOURCES INC	83,129		374,081
QUAD/GRAPHICS INC CL A	11,873		55,447
QUANEX BUILDING PRODUCTS	15,828		270,342
QUANTA SVCS INC	63,245		2,574,704
QUINSTREET INC	2,311		35,381
QURATE RETAIL INC	82,874		698,628
RADIAN GROUP INC	45,967		1,156,530
RADIANT LOGISTICS INC	17,470		97,308
RAFAEL HOLDINGS INC	5,589		99,708
RAMBUS INC	28,684		395,122
RANGE RESOURCES CORP	68,037		329,979
RAYONIER ADVANCED MATERIALS	16,955		65,107
RBB BANCORP	4,029		85,294
RCI HOSPITALITY HOLDINGS INC	3,608		73,964
RE/MAX HOLDINGS INC CL A	2,217		85,332
READING INTL INC CL A	7,090		79,337
REALNETWORKS INC	4,000		4,800

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
REALOGY HOLDINGS CORP	34,763		336,506
RED LION HOTEL CORP	13,116		48,923
RED ROBIN GOURMET BURGERS INC	7,300		241,046
REGAL BELOIT CORP	17,116		1,465,301
REGIONAL MANAGEMENT CORP	5,394		161,982
REGIS CORPORATION	14,731		263,243
RELIANCE STEEL & ALUMINUM CO	31,526		3,775,554
RENASANT CORP	18,817		666,498
RENEWABLE ENERGY GROUP INC	25,923		698,625
REPUBLIC BANCORP INC KY CL A	5,500		257,400
REPUBLIC FIRST BANCORP INC	12,520		52,334
RESIDEO TECHNOLOGIES INC	27,942		333,348
RESOLUTE FOREST PRODUCTS INC	25,368		106,546
RESOURCES CONNECTION INC	22,644		369,777
REV GROUP INC	10,789		131,949
REX AMERICAN RESOURCES CORP	3,086		252,929
REXNORD CORP NEW	12,671		413,328
RF INDUSTRIES LTD	426		2,880
RIBBON COMMUNICATIONS INC	29,902		92,696
RING ENERGY INC	18,803		49,640
RIVERVIEW BANCORP INC	7,537		61,879
ROCKY BRANDS INC	3,100		91,233
ROGERS CORP	6,615		825,089
RPC INC	17,100		89,604
RTI SURGICAL HOLDINGS INC	31,491		86,285
RUBICON PROJECT INC/THE	22,587		184,310
RUSH ENTERPRISES INC CL A	10,246		476,439
RYDER SYSTEM INC	19,200		1,042,752
S & T BANCORP	10,077		406,002
SAFETY INSURANCE GROUP INC	7,565		699,989
SAGA COMMUNICATIONS INC CL A	232		7,053
SAIA INC	9,204		857,076
SALEM MEDIA GROUP INC CL A	1,585		2,282
SANDERSON FARMS INC	9,009		1,587,566
SANDRIDGE ENERGY INC	7,873		33,382
SANDY SPRING BANCORP INC	11,940		452,287
SANFILIPPO (JOHN B) & SON INC.	2,494		227,652
SANMINA CORP	34,522		1,182,033
SANTANDER CONSUMER USA HLDGS INC	92,426		2,159,996
SAPIENS INTL CORP NV	2,906		66,838
SCANSOURCE INC	7,758		286,658
SCHNEIDER NATIONAL INC CL B	11,292		246,391
SCHNITZER STEEL INDS INC CL A	20,710		448,993
SCHOLASTIC CORP	13,073		502,657
SCHWEITZER-MAUDUIT INTL INC	11,775		494,432
SCORPIO BULKERS INC	21,859		139,242
SCORPIO TANKERS INC	20,712		814,810

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SCRIPPS (EW) CO CL A	25,348		398,217
SEABOARD CORP	292		1,241,161
SEACHANGE INTL INC	28,136		117,890
SEACOAST BANKING CORP FLORIDA	10,949		334,711
SEACOR HOLDINGS INC	8,531		368,113
SEACOR MARINE HOLDINGS INC	8,174		112,719
SECUREWORKS CORP	1,000		16,660
SELECT ENERGY SERVICES INC CL A	18,865		175,067
SELECT INTERIOR CONCEPTS INC	2,228		20,030
SELECT MEDICAL HLDGS CORP	50,274		1,173,395
SELECTIVE INSURANCE GROUP INC	13,026		849,165
SENECA FOODS CORP CL A	3,741		152,595
SENSATA TECHNOLOGIES HOLDING PLC	2,589		139,469
SFL CORP LTD	35,256		512,622
SHILOH INDUSTRIES	13,073		46,540
SHOE CARNIVAL	5,961		222,226
SHORE BANCSHARES INC	890		15,450
SIERRA BANCORP	5,814		169,304
SIGNET JEWELERS LTD	20,505		445,779
SILVERBOW RESOURCES INC	2,588		25,621
SIMMONS 1ST NATL CORP CL A	28,973		776,187
SIMPLY GOOD FOODS CO	10,140		289,396
SINCLAIR BROADCAST GROUP CL A	12,236		407,948
SKECHERS USA INC CL A	2,873		124,085
SKYLINE CHAMPION CORP	2,282		72,339
SKYWEST INC	36,100		2,333,143
SLM CORP	9,522		84,841
SM ENERGY CO	36,215		407,057
SMART GLOBAL HOLDINGS INC	488		18,515
SMART SAND INC	6,104		15,382
SMARTFINANCIAL INC	2,875		67,994
SNAP-ON INCORPORATED	3,206		543,096
SOLARIS OILFIELD INFRASTRUCTURE INC CL A	7,220		101,080
SONIC AUTOMOTIVE INC CL A	16,269		504,339
SONOCO PRODUCTS CO	10,896		672,501
SOUTH STATE CORP	11,285		978,974
SOUTHERN FIRST BANCSHARES INC	643		27,321
SOUTHERN MISSOURI BANCORP INC	489		18,758
SOUTHERN NATL BANCORP VA INC	7,351		120,189
SOUTHSIDE BANCSHARES INC	3,961		147,112
SOUTHWESTERN ENERGY CO	212,267		513,686
SP PLUS CORP	8,469		359,340
SPARTAN MOTORS INC	19,667		355,579
SPARTANNASH CO	12,845		182,913
SPECTRUM BRANDS HOLDINGS INC	14,360		923,204
SPIRIT AIRLINES INC	25,685		1,035,362
SPIRIT OF TEXAS BANCSHARES INC	969		22,287

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SPOK HOLDINGS INC	8,824		107,918
SPORTSMANS WHSE HLDGS INC	7,677		61,646
SPX FLOW INC	9,537		466,073
SRC ENERGY INC	93,507		385,249
STAMPS.COM INC	4,051		338,340
STANDARD MOTOR PRODUCTS INC	7,177		381,960
STANDEX INTL CORP	2,665		211,468
STATE AUTO FINANCIAL CORP	7,784		241,460
STEEL CONNECT INC	9,387		13,705
STEEL DYNAMICS INC	40,606		1,382,228
STEELCASE INC CLASS A	25,559		522,937
STEPAN CO	8,131		832,940
STERLING BANCORP INC/MI	4,338		35,138
STERLING BANCORP/DE	66,946		1,411,222
STERLING CONSTRUCTION CO INC	11,732		165,187
STEWART INFORMATION SERVICES	11,338		462,477
STIFEL FINANCIAL CORP	19,647		1,191,591
STONERIDGE INC	9,029		264,730
STRATASYS LTD	8,571		173,348
STRATTEC SEC CORP	2,026		44,997
SUMMIT FINANCIAL GROUP INC	490		13,274
SUMMIT MATERIALS INC CL A	37,651		899,859
SUNCOKE ENERGY INC	29,499		183,779
SUNRUN INC	5,671		78,317
SUPER MICRO COMPUTER INC	4,902		117,746
SUPERIOR GROUP OF COS INC	3,094		41,893
SUPERIOR INDUSTRIES INTL	11,649		42,985
SUPERNUS PHARMACEUTICALS INC	6,615		156,908
SURGERY PARTNERS INC	12,158		190,333
SYKES ENTERPRISES INC	18,159		671,701
SYNAPTICS INC	7,837		515,439
SYNCHRONOSS TECHNOLOGIES INC	13,591		64,557
SYNLOGIC INC	5,865		15,132
SYNNEX CORP	18,342		2,362,450
TALOS ENERGY INC	14,469		436,240
TANDY LEATHER FACTORY INC	1,300		7,423
TAPESTRY INC	78,621		2,120,408
TARO PHARMACEUTICALS IND	1,200		105,516
TAYLOR MORRISON HOME CORP	42,323		925,181
TCF FINANCIAL CORP	49,634		2,322,871
TEAM INC	13,123		209,574
TECH DATA CORP	18,350		2,635,060
TECHNIPFMC PLC	5,549		118,971
TEEKAY CORP	1,238		6,586
TEEKAY TANKERS LTD CL A	8,609		206,358
TEGNA INC	69,988		1,168,100
TEJON RANCH CO	13,989		223,544

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TELEPHONE & DATA SYSTEMS INC	43,409		1,103,891
TENNECO INC	11,589		151,816
TEREX CORP	14,597		434,699
TERRAFORM POWER INC CL A	25,755		396,369
TERRITORIAL BANCORP INC	5,399		167,045
TESSCO TECHNOLOGIES INC	4,066		45,621
TETRA TECHNOLOGIES INC	62,002		121,524
TEXAS CAPITAL BANCSHARES INC	16,252		922,626
TEXTAINER GROUP HLDGS LTD	20,868		223,496
THERMON GROUP HOLDINGS INC	20,800		557,440
THIRD POINT REINSURANCE LTD	23,269		244,790
THOR INDUSTRIES INC	10,031		745,203
TIDEWATER INC	11,756		226,656
TILLY’S INC	8,259		101,173
TIMBERLAND BANCORP INC	1,619		48,149
TIMKEN CO	25,531		1,437,651
TIMKENSTEEL CORP	35,092		275,823
TITAN INTERNATIONAL INC	49,577		179,469
TITAN MACHINERY INC	18,134		268,021
TIVITY HEALTH INC	5,122		104,207
TIVO CORP	54,314		460,583
TOLL BROTHERS INC	81,577		3,223,107
TOOTSIE ROLL INDUSTRIES INC	931		31,784
TOPBUILD CORP	9,691		998,948
TOWNE BANK	16,629		462,619
TOWNSQUARE MEDIA INC	1,275		12,712
TPI COMPOSITES INC	1,396		25,840
TRANSCAT INC	656		20,900
TRANSOCEAN LTD	65,634		451,562
TRAVELCENTERS OF AMERICA INC	2,454		42,086
TRECORA RESOURCES	8,867		63,399
TREDEGAR CORP	10,255		229,199
TREEHOUSE FOODS INC	8,181		396,779
TRI POINTE GROUP INC	86,394		1,346,019
TRIBUNE PUBLISHING CO	10,309		135,666
TRICO BANCSHARES	7,386		301,423
TRIMAS CORP	4,047		127,116
TRINITY INDUSTRIES INC	66,932		1,482,544
TRINSEO SA	7,116		264,786
TRIPLE-S MANAGEMENT CORP CL B	11,877		219,606
TRISTATE CAPITAL HOLDINGS INC	9,517		248,584
TRITON INTERNATIONAL LTD	26,211		1,053,682
TRIUMPH BANCORP INC	7,385		280,778
TRIUMPH GROUP INC	2,840		71,767
TRONOX HOLDINGS PLC	25,061		286,197
TRUEBLUE INC	13,165		316,750
TRUECAR INC	17,416		82,726

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TRUSTCO BANK CORP NY	39,780		344,893
TRUSTMARK CORP	35,627		1,229,488
TTM TECHNOLOGIES INC	46,826		704,731
TUESDAY MORNING CORP	24,371		45,086
TUTOR PERINI CORP	20,867		268,350
TWIN DISC INC	4,160		45,843
TWIN RIVER WORLDWIDE HOLDINGS INC	683		17,519
UFP TECHNOLOGIES INC	847		42,020
ULTRA CLEAN HOLDINGS INC	17,389		408,120
ULTRALIFE CORP	1,039		7,678
UMB FINANCIAL CORP	1,854		127,259
UMPQUA HOLDINGS CORP	93,567		1,656,136
UNIFI INC	7,025		177,452
UNIFIRST CORP	2,794		564,332
UNIT CORP	42,145		29,316
UNITED BANKSHARES INC. W VA.	27,664		1,069,490
UNITED CMNTY FINL CORP OHIO	26,122		304,583
UNITED COMMUNITY BANKS GA	11,144		344,127
UNITED FIRE GROUP INC	10,489		458,684
UNITED INS HLDGS CORP	15,039		189,642
UNITED NATURAL FOODS INC	19,637		172,020
UNITED STATES CELLULAR CORP	12,912		467,802
UNITED STATES LIME & MIN INC	1,194		107,818
UNITED STATES STEEL CORP	67,269		767,539
UNIVAR INC	4,042		97,978
UNIVERSAL CORP	11,207		639,471
UNIVERSAL ELECTRONICS INC	4,291		224,248
UNIVERSAL FOREST PRODUCTS INC	47,287		2,255,590
UNIVERSAL INSURANCE HLDGS INC	6,139		171,831
UNIVERSAL STAINLESS & ALLOY	3,380		50,362
UNIVERSAL TECH INST INC	5,805		44,757
UNIVEST FINANCIAL CORP	13,971		374,143
UNUM GROUP	69,696		2,032,335
URBAN OUTFITTERS	35,693		991,195
US CONCRETE INC C NEW	4,519		188,262
US FOODS HOLDING CORP	62,265		2,608,281
US SILICA HOLDINGS INC	23,397		143,892
USA TRUCK INC	4,072		30,336
VAALCO ENERGY INC	4,365		9,690
VALARIS PLC CL A	99,980		655,869
VALLEY NATL BANCORP	157,777		1,806,547
VALMONT INDUSTRIES INC	451		67,551
VANDA PHARMACEUTICALS INC	7,596		124,650
VAREX IMAGING CORP	6,090		181,543
VECTRUS INC-WI	4,208		215,702
VEECO INSTRUMENT	22,649		332,601
VENATOR MATERIALS PLC	26,113		100,013

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
VERA BRADLEY INC	16,309		192,446
VERINT SYSTEMS INC	2,633		145,763
VERITEX HOLDINGS INC	9,409		274,084
VERITIV CORP	5,602		110,191
VERSO CORP—A	12,873		232,100
VIAD CORP	8,470		571,725
VILLAGE SUPER MKT INC CL A NEW	4,575		106,140
VIRTUS INVESTMENT PARTNERS	2,212		269,245
VISHAY INTERTECHNOLOGY INC	96,523		2,054,975
VISHAY PRECISION GROUP INC	2,304		78,336
VISTA OUTDOOR INC	22,718		169,931
VOXX INTERNATIONAL CORP	12,828		56,187
VOYA FINANCIAL INC	38,861		2,369,744
VSE CORP	4,410		167,756
WABASH NATIONAL CORP	21,510		315,982
WADDELL & REED FINL INC CL A	22,510		376,367
WALKER & DUNLOP INC	10,999		711,415
WARRIOR MET COAL INC	10,681		225,690
WASHINGTON FEDERAL INC	28,869		1,058,049
WASHINGTON TR BANCORP INC	3,372		181,380
WATERSTONE FINANCIAL INC	13,669		260,121
WAYSIDE TECHNOLOGY GROUP INC	800		12,960
WEIS MARKETS INC	8,627		349,307
WERNER ENTERPRISES INC	30,372		1,105,237
WESBANCO INC	25,937		980,159
WESCO AIRCRAFT HOLDINGS INC	35,398		390,086
WESCO INTERNATIONAL INC	21,373		1,269,342
WEST BANCORPORATION INC	3,408		87,347
WESTERN NEW ENGLAND BANCORP INC	17,057		164,259
WESTLAKE CHEMICAL CORP	20,050		1,406,508
WESTWOOD HOLDINGS GROUP INC	1,206		35,722
WEYCO GROUP INC	3,677		97,257
WHITE MOUNTAINS INS GROUP LTD	732		816,553
WHITING PETROLEUM CORP	29,600		217,264
WILEY (JOHN) & SONS INC CL A	13,000		630,760
WILEY (JOHN) & SONS INC CL B	876		42,705
WILLDAN GROUP	1,039		33,019
WILLIAMS SCOTSMAN CORP A	5,182		95,815
WINNEBAGO INDUSTRIES INC	12,833		679,892
WINTRUST FINANCIAL CORP	11,136		789,542
WOLVERINE WORLD WIDE INC	3,879		130,877
WORLD ACCEPTANCE CORP	2,566		221,702
WORLD FUEL SERVICES CORP	22,127		960,754
WORTHINGTON INDUSTRIES INC	18,843		794,798
WPX ENERGY INC	163,377		2,244,800
WRIGHT MEDICAL GROUP NV	6,232		189,951
WSFS FINANCIAL CORP	17,928		788,653

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
XEROX HOLDINGS CORP	65,373		2,410,303
XPO LOGISTICS INC	13,526		1,078,022
YELP INC	7,262		252,935
ZAGG INC	8,671		70,322
ZIONS BANCORP	44,792		2,325,601
ZOVIO INC	24,045		49,533
ZUMIEZ INC	19,821		684,617
STIFS and Money Markets
SSBK STIF FUND	1,027,415		1,027,415

DFA Small Mid Value Account			575,984,736

PIMCO Total Return Account
Commingled Pools
HIGH YIELD PORTFOLIO INSTL CL	6,231,864		47,486,803
PIMCO ASSET BACK SECS PORT-UNL	7,407,793		93,041,882
PIMCO EMMERG MKTS FD INST CL	4,544,826		45,266,463
PIMCO INTL PORT FUND(UNLISTED)	10,645,974		63,024,165
PIMCO INV GRD CORP PORT(UNLST)	28,850,642		279,562,722
PIMCO MTG PORT INSTL CL(UNLST)	16,717,532		184,060,031
PIMCO MUNI SECTR PORT INSTL CL	1,767,306		12,459,505
PIMCO REAL RETRN BD FD INST CL	9,784,705		79,353,955
PIMCO SHORT TM FLT NAV PORT II	2,503,999		25,065,029
PIMCO US GOVT SECTOR PORT INST	22,917,014		229,857,652
STIFS and Money Markets
SSBK GOVT STIF FUND	458,385		458,385

PIMCO Total Return Account			1,059,636,592

International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	40		28
BRAZILIAN REAL	171,125		42,540
BRITISH POUND STERLING CURRENCY	30		39
CANADIAN DOLLAR	76,971		59,275
DANISH KRONE	286		43
EURO MONETARY UNIT.	-540,027		-605,748
HONG KONG DOLLAR	4,728		607
HUF	767,977		2,603
INDIAN RUPEE	623,661		8,740
INDONESIAN RUPIAH CURRENCY	0		0
PHILIPPINE PESO	168,443		3,324
SINGAPORE DOLLAR CURRENCY	0		0
SOUTH KOREAN WON	69,374,157		60,031
SWEDISH KRONA CURRENCY	1,158		124
SWISS FRANC	232		239
TAIWAN DOLLAR	23		1
UNITED ARAB EMIRATES DIRHAM	507,756		138,234

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
Publicly-traded Common Stock
A2 MILK CO LTD	383,221		3,874,925
ABBOTT LABORATORIES	86,186		7,486,116
ACCENTURE PLC CL A	21,399		4,505,987
ADIDAS AG	14,578		4,738,851
ADYEN BV	5,104		4,185,090
AIA GROUP LTD	585,097		6,142,081
AIA GROUP LTD	258,400		2,712,565
AIA GROUP LTD	502,000		5,269,766
AIER EYE HOSPITAL GROUP CO LTD	47,330		268,896
AIER EYE HOSPITAL GROUP CO LTD WT 11/18/19	208,100		1,182,279
AIR LIQUIDE SA	87,793		12,427,849
AIRBUS SE	41,537		6,079,331
AIRPORTS OF THAILAND PCL-NVDR	752,200		1,867,297
AIRTAC INTERNATIONAL GROUP	102,000		1,590,660
AL RAJHI BK(HSBC)(ELN) 1/19/21	47,639		830,536
ALCON INC	55,282		3,130,248
ALGONQUIN PWR & UTIL CORP	280,623		3,969,847
ALIBABA GROUP HOLDING LTD SPON ADR	69,860		14,817,306
ALIBABA GROUP HOLDING LTD SPON ADR	67,633		14,344,959
ALIBABA GROUP HOLDING LTD SPON ADR	44,989		9,542,167
ALPHABET INC CL A	3,703		4,959,761
ALPHABET INC CL C	3,166		4,233,005
AMOREPACIFIC NEW	3,226		558,305
ANHUI CONCH CEMENT CO LTD H	120,500		878,354
ANHUI CONCH CEMENT CO LTD WT 04/12/21	197,900		1,557,461
ANTA SPORTS PRODUCTS LTD	243,000		2,175,128
ARISTOCRAT LEISURE LTD	169,648		4,008,430
ASCENDAS REAL ESTA INVT TR	717,927		1,585,370
ASIAN PAINTS LTD (DEMAT)	93,450		2,337,658
ASML HOLDING NV	18,798		5,560,303
ASML HOLDING NV	18,269		5,403,829
ASSA ABLOY AB SER B	194,880		4,556,601
ASTRAZENECA PLC	132,476		13,348,589
ASTRAZENECA PLC	74,493		7,506,088
ATLAS COPCO AB SER A	91,126		3,634,786
AYALA LAND INC	925,400		830,815
B3 SA BRASIL BOLSA BALCAO	155,300		1,658,896
BAIDU INC SPON ADR	16,329		2,063,986
BANCO BRADES SA PFD SPON ADR	381,710		3,416,305
BANCO DO BRASIL SA	159,700		2,096,938
BANK FOR FOREIGN TRADE JSC	100,050		389,450
BANK FOR FOREIGN TRADE JSC WT 10/18/21	4,890		19,035
BANK RAKYAT INDONESIA TBK PT	11,415,600		3,618,126
BEIERSDORF AG	25,308		3,027,578
BHP GROUP PLC	184,046		4,331,613
BIDVEST GROUP LTD	80,951		1,183,517

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BIM BIRLESIK MAGAZALAR AS	90,166		707,202
BP PLC	869,898		5,434,091
BRF SA	105,800		925,786
BUNZL PLC	165,013		4,513,599
CANADIAN NATL RAILWAY CO	47,467		4,293,981
CANADIAN NATL RAILWAY CO	95,366		8,625,855
CAPGEMINI SA (FF40)	33,483		4,090,053
CELLNEX TELECOM SAU	257,226		11,070,912
CELLNEX TELECOM SAU	260,931		11,230,373
CENTRE TESTING INTL GRP CO LTD A (MACQ BK)(CWT) 11	1,079,900		2,312,347
CENTRE TESTING INTL GRP CO LTD WT 11/23/21	53,500		114,557
CHINA CONSTRUCTION BANK CORP H	3,476,691		3,002,725
CHINA CONSTRUCTION BANK CORP H	3,310,000		2,858,758
CHINA INTERNATIONAL(HSBC) WT 06/28/21	81,000		1,034,718
CHINA MERCHANTS BANK CO LTD H	346,500		1,780,902
CHINA OVERSEAS LAND & INV LTD	776,000		3,022,420
CHRISTIAN HANSEN HOLDING SA	61,560		4,892,014
CIE FINANCIERE RICHEMONT SA A	73,648		5,788,042
CLICKS GROUP LTD	115,968		2,124,534
CNOOC LTD	946,000		1,573,369
COLOPLAST AS CL B	21,930		2,720,408
COMMERCIAL INTL BK EGY GDR EC	141,296		720,610
COMMERCIAL INTL BK EGYPT SAE	83,135		429,919
COMMONWEALTH BK OF AUSTRALIA	160,461		8,997,020
COPA HOLDINGS SA CL A	11,077		1,197,202
CP ALL PCL NVDR	339,900		821,056
CREDICORP LTD	6,047		1,288,797
CREDIT AGRICOLE SA	455,154		6,598,810
CSL LIMITED	35,623		6,893,570
CTBC FINL HLDG CO LTD	928,000		694,899
CTBC FINL HLDG CO LTD (JPM)(CWT) 02/25/21	393,000		294,282
DAVIDE CAMPARI SPA MILANO	424,218		3,873,381
DEUTSCHE BOERSE AG	77,436		12,173,424
DIAGEO PLC	105,583		4,476,067
DIAGEO PLC	147,072		6,234,944
DIAGEO PLC	296,868		12,585,369
DOLLARAMA INC	102,317		3,516,544
DSV PANALPINA A/S	41,420		4,773,790
EISAI CO LTD	28,000		2,114,141
ENEL (ENTE NAZ ENERG ELET) SPA	391,226		3,103,464
ESSILORLUXOTTICA	45,645		6,952,960
EURONEXT NV	31,915		2,600,801
FANUC CORPORATION	30,300		5,669,311
FERRARI NV	25,200		4,180,666
FEVERTREE DRINKS PLC	129,460		3,589,133
FILA HOLDINGS CORP	10,624		487,238
FIRSTRAND LIMITED	289,162		1,296,542

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
FMTC INR UNREALIZED GAIN/LOSS	1		0
FOMENTO ECONO MEX(FEMSA)SP ADR	9,020		852,480
FORTIS INC	91,006		3,776,060
FUCHS PETROLU SE (GERW) PFD	84,845		4,202,735
GALP ENERGIA SGPS SA	248,457		4,152,544
GAZPROM PJSC SPON ADR	149,300		1,228,440
GEBERIT AG (REG)	15,899		8,923,679
GENMAB AS	14,263		3,171,887
GIANT MANUFACTURING CO LTD	134,000		954,135
GLOBANT SA	9,400		996,870
GMO PAYMENT GATEWAY INC	46,500		3,201,141
GRUPO AERO CENTRO NORTE CL B	117,800		883,648
GRUPO FINANCIERO BANORTE SAB	293,800		1,641,675
HDFC BANK LTD (DEMAT)	195,168		3,479,409
HDFC BANK LTD SPON ADR	195,525		12,390,419
HDFC BANK LTD SPON ADR	64,366		4,078,873
HDFC BANK LTD SPON ADR	143,704		9,106,522
HEINEKEN NV	55,247		5,882,246
HERMES INTERNATIONAL SA	3,123		2,333,745
HINDUSTAN UNILEVER LTD	16,859		454,346
HOUSING DEV FN CORP LTD(DEMAT)	51,099		1,727,684
HOWDEN JOINERY GROUP PLC	776,718		6,919,982
IBERDROLA SA	303,566		3,125,882
ICICI BANK LTD (DEMAT)	403,068		3,044,122
ICICI BANK LTD SPONS ADR	21,500		324,435
IHS MARKIT LTD	157,660		11,879,681
INDITEX SA	90,293		3,185,308
INFINEON TECHNOLOGIES AG	204,367		4,655,833
INFOSYS LTD SPON ADR	309,100		3,189,912
INTERCONTINENTAL HOTELS GP PLC	185,298		12,782,814
INTERTEK GROUP PLC	151,451		11,739,814
INTERXION HOLDING NV	58,820		4,929,704
ITAU UNIBANCO HLDG SA SPON ADR	193,400		1,769,610
JD.COM INC SPON ADR	78,300		2,758,509
JULIUS BAER GRUPPE AG	79,697		4,111,667
KBC GROUPE SA	61,733		4,643,630
KEYENCE CORP	55,400		19,624,923
KWEICHOW A MMA(HSBC)(ELN)12/24	15,000		2,548,397
LARGAN PRECISION CO LTD	18,400		3,075,483
LARSEN & TOUBRO LTD	69,558		1,265,506
LG HOUSEHOLD & HEALTHCARE LTD	1,285		1,402,154
LI NING CO LTD	320,000		958,895
LLOYDS BANKING GROUP PLC	5,713,267		4,729,871
LOCALIZA RENT A CAR SA	101,745		1,199,128
LOJAS RENNER SA	57,300		800,380
LONDON STOCK EXCHANGE GRP PLC	85,110		8,737,095
LONDON STOCK EXCHANGE GRP PLC	37,420		3,841,406

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
LONDON STOCK EXCHANGE GRP PLC	103,532		10,628,233
L’OREAL SA (PRIME FIDE 2020)	10,600		3,138,965
L’OREAL SA (TEMP)	23,304		6,900,986
L’OREAL SA ORD	27,500		8,143,542
L’OREAL SA ORD	21,507		6,368,842
L’OREAL SA ORD	10,217		3,025,548
LUKOIL PJSC SPONS ADR	32,560		3,229,301
LVMH MOET HENNESSY LOUIS VUITTON SE	24,013		11,156,635
MACQUARIE GROUP LTD	34,962		3,382,092
MAGAZINE LUIZA SA	139,900		1,658,893
MASTERCARD INC CL A	35,586		10,625,624
MEDIA TEK INC	294,740		4,369,766
MEITUAN DIANPING CL B	134,500		1,758,858
MERCADOLIBRE INC	2,055		1,175,337
METROPOLITAN BANK & TRUST CO	1,140,622		1,492,171
MMC NORILSK NICKEL PJSC SPON ADR	59,651		1,822,338
MONCLER SPA	80,523		3,619,229
MURATA MFG CO LTD	35,596		2,210,028
NARI TECHNOLOGY CO WT 11/23/21	286,500		871,447
NASPERS LTD N SHS	3,502		572,779
NATIONAL BANK OF GREECE SA	319,359		1,081,839
NAVER CORP	16,798		2,710,902
NESTLE SA (REG)	107,606		11,650,090
NESTLE SA (REG)	141,893		15,362,212
NETEASE INC ADR	5,333		1,635,311
NIDEC CORP	22,900		3,162,436
NINTENDO CO LTD	6,655		2,693,114
NOTRE DAME INTERMEDICA PARTICIPACOES SA	168,700		2,862,201
NOVARTIS AG (REG)	118,882		11,288,754
NOVARTIS AG (REG)	76,395		7,254,289
NOVO-NORDISK AS CL B	83,348		4,837,471
NOVO-NORDISK AS CL B	170,589		9,900,889
NVIDIA CORP	23,442		5,515,903
OTP BANK (REG)	35,999		1,882,569
PAGSEGURO DIGITAL LTD CL A	120,424		4,113,684
PARTNERS GROUP HOLDING AG	4,210		3,860,254
PERNOD-RICARD	16,023		2,864,896
PETROLEO BRASILEIRO SPONS ADR	166,800		2,658,792
PING AN INSURANCE CO LTD H	470,500		5,561,009
PING AN INSURANCE CO LTD H	399,500		4,721,834
PRESIDENT CHAIN STORE CORP	56,000		569,098
PRESIDENT CHAIN(HSBC)(CWT)9/24	40,000		406,499
PRUDENTIAL PLC	167,213		3,209,395
PRUDENTIAL PLC	150,242		2,883,663
RATIONAL AG	4,558		3,665,812
REALTEK SEMICONDUCTOR CORP	258,000		2,026,810
RELIANCE INDS GDR	11,297		480,687

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
RELIANCE INDUSTRIES LTD(DEMAT)DEMATERIALIZED SHS	167,047		3,544,496
RIO TINTO PLC	88,932		5,304,504
ROCHE HOLDINGS AG (GENUSSCHEINE)	39,432		12,793,602
ROTORK PLC	1,707,065		7,574,947
RUMO SA	208,600		1,353,434
SAFRAN SA	53,561		8,269,926
SAFRAN SA	39,984		6,173,610
SAMSUNG ELECTRONICS CO LTD	223,413		10,787,482
SAMSUNG ELECTRONICS CO LTD	104,407		5,041,285
SANDS CHINA LTD	838,800		4,483,403
SAP SE	77,078		10,402,674
SAP SE SPON ADR	96,110		12,877,779
SBERBANK OF RUSSIA	82,400		338,210
SBERBANK OF RUSSIA	218,600		897,240
SBERBANK SPONSORED ADR	104,210		1,713,212
SCHINDLER HOLDING AG PART CERT	47,538		12,093,259
SHANGHAI INTL AIRPORT CO LTD CWT 02/23/21	89,500		1,012,197
SHIMANO INC	44,500		7,277,760
SHIN-ETSU CHEMICAL CO LTD	32,583		3,616,502
SHINHAN FINANCIAL GROUP CO LTD	46,337		1,738,179
SIKA AG	27,086		5,089,470
SK HYNIX INC	51,058		4,157,487
SM INVESTMENTS CORP	57,520		1,183,768
SMITH & NEPHEW PLC	195,341		4,741,570
SOFTBANK GROUP CORP	88,780		3,886,040
SONY CORP	46,100		3,140,087
SPIRAX-SARCO ENGINEERING PLC	81,359		9,580,587
SPOTIFY TECHNOLOGY SA	28,154		4,210,431
SSANGYONG CEMENT IND CO LTD	117,645		577,210
SUNNY OPTICAL TEC(GROUP)CO LTD	109,500		1,895,660
SUNNY OPTICAL TEC(GROUP)CO LTD	199,432		3,452,559
SVENSKA HANDELSBANKEN SER A	312,447		3,365,868
SVENSKA HANDELSBANKEN SER A	549,575		5,920,355
TAIWAN SEMIC MFG CO LTD SP ADR	190,100		11,044,810
TAIWAN SEMIC MFG CO LTD SP ADR	235,880		13,704,628
TAIWAN SEMICONDUCT MFG CO LTD	487,000		5,388,681
TAL ED GROUP ADR	29,600		1,426,720
TECHTRONIC INDUSTRIES CO LTD	369,719		3,015,238
TELEKOMUNIKASI INDO B (DEMAT) DEMATERIALIZED SHRS	2,165,205		619,187
TEMENOS AG	26,073		4,127,282
TENCENT HOLDINGS LTD	235,300		11,341,796
TENCENT HOLDINGS LTD	158,900		7,659,207
TOKIO MARINE HOLDINGS INC	127,002		7,152,227
TOTAL SA	67,720		3,737,307
TOTVS SA	67,200		1,078,321
TRELLEBORG AB SER B	198,736		3,576,308
TRIP.COM GROUP LTD ADR	92,642		3,107,213

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TURK TELEKOMUNIKASYON AS	769,186		952,917
UBS GROUP AG	373,883		4,722,794
UNICHARM CORP	166,800		5,679,996
UNILEVER NV (REGD)	49,171		2,825,596
UNILEVER NV (REGD)	214,563		12,329,796
VISA INC CL A	50,235		9,439,157
VOLKSWAG PFD PERP	29,927		5,916,221
VOLKSWAG PFD PERP	18,394		3,636,281
WAL MART DE MEXICO SAB DE CV V	571,300		1,636,171
WIN SEMICONDUCTORS CORP	155,000		1,523,367
WIWYNN CORP	64,000		1,358,561
WUXI BIOLOGICS (CAYMAN) INC	118,000		1,493,872
X5 RETAIL GROUP NV GDR REGS	30,852		1,064,394
YANDEX NV CL A	24,800		1,078,552
YANDEX NV CL A	89,447		3,890,050
YDUQS PART	50,600		597,484
YUM CHINA HOLDINGS INC	18,600		892,986
ZALANDO SE	43,600		2,209,578
STIFS and Money Markets
SSBK GOVT STIF FUND	44,228,279		44,228,279

International Growth Account			1,137,940,825

International Value Account
Currency
AUSTRALIAN DOLLAR CURRENCY	621,057		435,827
BRAZILIAN REAL	374,920		93,201
BRITISH POUND STERLING CURRENCY	492,532		652,408
CANADIAN DOLLAR	570,517		439,349
CHILEAN PESO	12,402,780		16,494
DANISH KRONE	112,107		16,828
EURO MONETARY UNIT.	526,687		590,785
HONG KONG DOLLAR	1,804,160		218,611
HUF	567,085		1,922
INDONESIAN RUPIAH CURRENCY	0		0
ISRAELI SHEKEL	19,297		5,588
JAPANESE YEN	28,728,680		264,403
MALAYSIAN RINGGIT	91,033		22,255
MEXICAN PESO CURRENCY	375,482		19,859
NEW ZEALAND DOLLAR CURRENCY	-178,199		-119,964
NORWEGIAN KRONA	125,559		14,302
PHILIPPINE PESO	38,584		761
POLAND ZLOTY NEW	31,628		8,337
SINGAPORE DOLLAR CURRENCY	55,332		41,140
SOUTH AFRICAN RAND CURRENCY	3,010		215
SOUTH KOREAN WON	365,750,141		316,491
SWEDISH KRONA CURRENCY	738,710		78,869
SWISS FRANC	-26,123		-26,992

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TAIWAN DOLLAR	11,618,212		388,387
THAILAND BAHT CURRENCY	281,190		9,401
TURKISH LIRA (NEW)	35,450		5,959
UNITED ARAB EMIRATES DIRHAM	94		26
Publicly-traded Common Stock
3I GROUP PLC	7,350		106,899
3I GROUP PLC	156,773		2,280,123
A P MOLLER - MAERSK A/S B	3,413		4,922,372
ABB LTD	65,773		1,588,257
ABB LTD	247,333		5,972,486
ABN AMRO BANK NV-GDR	3,180		57,857
ACE HARDWARE INDONESIA TBK PT	9,961,900		1,072,792
ACS ACTIVIDADES CONST Y SRV SA	1,790		71,580
ADASTRIA CO LTD	7,500		171,805
ADIDAS AG	424		137,829
ADMIRAL GROUP PLC	1,703		52,086
ADVANTECH CO LTD	64,000		646,119
ADVANTEST CORP	11,900		674,649
AEGON NV	13,536		61,751
AEGON NV	14,100		64,324
AEM HOLDINGS LTD	129,000		193,747
AEON FINANCIAL SERVICE CO LTD	1,100		17,484
AERCAP HOLDINGS NV	26,200		1,610,514
AGC INC	1,600		57,871
AGEAS	1,009		59,623
AGRICULTURAL BANK OF CHINA H	197,082		86,751
AIR CANADA VTG	27,400		1,023,583
AIR FRANCE KLM (REGD)	12,220		136,030
AJINOMOTO CO INC	76,700		1,281,216
AKR CORPORINDO TBK PT	8,265,546		2,351,803
ALLIANZ SE (REGD)	3,195		782,709
ALLIANZ SE (REGD)	21,560		5,281,753
ALLIANZ SE (REGD)	8,967		2,196,729
ALPHA BANK SA	1,240,010		2,674,738
ALSTRIA OFFICE REIT-AG	15,924		299,188
AMANO CORP	1,900		58,318
AMP LTD (POST RECON)	22,278		29,938
AMS AG	14,562		590,876
AMUNDI SA	42,260		3,313,473
ANDRITZ AG	41,900		1,804,770
ANHEUSER-BUSCH INBEV SA/NV	3,537		288,474
ANSELL LTD	37,000		753,757
ANTOFAGASTA PLC	12,990		157,750
AOZORA BANK LTD	900		23,946
AREZZO INDUSTRIA E COMERCIO SA	215,578		3,429,784
ARGENX SE	357		57,504
ASAHI GROUP HOLDINGS LTD	45,100		2,068,320

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ASHTEAD GROUP PLC	30,040		960,554
ASM INTERNATIONAL NV (NETH)	11,889		1,335,590
ASR NEDERLAND NV	20,873		781,066
ASSICURAZIONI GENERALI SPA	9,053		186,797
ASSOCIATED BRITISH FOODS PLC	9,619		331,020
ASTELLAS PHARMA INC	12,700		218,573
ATLANTICA YIELD PLC	7,200		190,008
AURIZON HOLDINGS LTD	110,900		407,020
AUSTAL LTD	121,100		324,631
AUSTEVOLL SEAFOOD ASA	60,103		616,481
AUSTRALIA & NZ BANKING GRP	20,639		356,727
AUTOHOME INC ADR CL A	20,200		1,616,202
AVAST PLC	104,370		625,989
AVI LTD	409,313		2,600,070
AVIVA PLC	29,273		162,351
AVIVA PLC	375,499		2,082,555
AVIVA PLC	238,984		1,325,429
AXA SA	13,683		385,394
B2GOLD CORPORATION	296,400		1,189,206
B2W CIA DIGITAL	302,249		4,723,040
BABCOCK INTL GROUP PLC	427,523		3,564,273
BAE SYSTEMS PLC	62,100		464,591
BAJAJ AUTO LTD	51,751		2,309,956
BALOISE HOLDINGS AG	393		71,063
BANCO BILBAO VIZ ARGENTARIA SA	47,003		262,720
BANCO BILBAO VIZ ARGENTARIA SA	193,800		1,083,232
BANCO COMERCIAL PORTUGUE (REG)	236,900		53,890
BANCO DE SABADELL SA	41,389		48,283
BANCO DE SABADELL SA	167,422		195,309
BANCO DO BRASIL SA	4,528		59,455
BANCO SANTANDER MEXICO SA INSTITUCION DE BANCA MUL	16,428		22,443
BANCO SANTANDER SA	113,460		474,710
BANCO SANTANDER SA	1,362,805		5,701,896
BANCOLOMBIA SA	209,200		2,800,169
BANGKOK LIFE ASSURAN LTD NVDR	2,731,100		1,890,129
BANK HAPOALIM LTD (REG)	8,467		70,246
BANK LEUMI LE-ISRAEL BM	4,877		35,505
BANK LEUMI LE-ISRAEL BM	86,025		626,261
BANK OF CHINA HONG KONG LTD	26,874		93,290
BANK OF CHINA LTD H	564,039		241,039
BANK OF COMMUNICATIONS H	70,339		50,008
BANK OF IRELAND GROUP PLC	5,075		27,791
BANK OF KYOTO	500		21,628
BANK OF MONTREAL	4,610		357,283
BANK OF NOVA SCOTIA	8,434		476,404
BANK OF QUEENSLAND LTD	3,453		17,568

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BANK POLSKA KASA OPIEKI	1,313		34,764
BANKIA SA	8,601		18,355
BANKIA SA	539,178		1,150,624
BANKINTER SA	5,483		40,174
BARCLAYS PLC ORD	61,902		147,297
BARCLAYS PLC ORD	938,285		2,232,660
BARCO NV	1,490		366,022
BARRATT DEVELOPMENTS PLC	55,604		549,894
BASF SE	46,529		3,515,103
BASF SE	31,200		2,357,051
BAWAG GROUP AG	3,030		137,989
BB SEGURIDADE PARTICIPACOES SA	5,688		53,307
BB SEGURIDADE PARTICIPACOES SA	182,000		1,705,670
BDO UNIBANK INC	16,550		51,596
BEACH ENERGY LTD	611,200		1,076,563
BELLWAY PLC	10,390		523,942
BELLWAY PLC	66,326		3,344,656
BENDIGO AND ADELAIDE BANK LTD	4,131		28,352
BENESSE HOLDINGS INC	5,700		150,769
BHP GROUP PLC ADR (UK)	52,500		2,468,025
BIM BIRLESIK MAGAZALAR AS	165,730		1,299,876
BK BRASIL OPERACAO E ASSESSORIA A RESTAURANTES SA	620,500		2,742,558
BLUESCOPE STEEL LTD	33,100		349,813
BNK FINANCIAL GROUP INC	2,681		17,771
BNP PARIBAS	7,858		465,660
BOLSA MEXICANA DE VALORES SA	1,090,200		2,383,650
BOOHOO GROUP PLC	304,169		1,200,246
BORALEX CL A	8,300		156,342
BOUYGUES ORD	38,876		1,651,841
BP PLC	872,857		5,452,575
BRADESCO SA	9,264		78,461
BRADESCO SA PREF (BANCO BRAESCO)	28,754		258,541
BRITISH AMERICAN TOBACCO PLC	19,909		852,194
BRP INC	11,700		533,035
BURSA MALAYSIA BHD	1,299,900		1,935,311
BW LPG LTD	30,295		254,836
CAIXABANK SA	10,273		32,242
CANADIAN IMP BK OF COMMERCE	3,063		254,890
CANADIAN NATL RESOURCES LTD	4,200		135,844
CAPCOM CO LTD	28,600		797,552
CAPITAL POWER CORP	15,900		421,086
CARLSBERG AS CL B	2,528		377,121
CATCHER TECHNOLOGY CO LTD	259,000		1,965,401
CATHAY FINANCIAL HLDG CO LTD	61,049		86,837
CENTAMIN PLC	469,427		789,690
CENTERRA GOLD INC	66,800		531,396

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CENTURY PACIFIC FOOD INC	8,103,145		2,427,106
CERVECERIAS UNIDAS SA CIA	254,416		2,493,578
CGG	198,702		645,249
CHANG HWA COMMERCIAL BANK	49,274		37,391
CHARTER HALL GROUP STAPLED	59,100		459,526
CHIBA BANK LTD	5,300		30,877
CHINA CINDA ASSET MANAGEMENT CO LTD CL H	80,956		18,389
CHINA CITIC BANK CORP LTD H	72,993		43,745
CHINA CONSTRUCTION BANK CORP H	590,582		510,070
CHINA DEV FIN HOLDINGS CORP	118,116		38,419
CHINA EVERBRIGHT LTD	9,290		17,358
CHINA GALAXY SEC CO LTD H	47,500		27,980
CHINA HONGXING SPORTS LTD	3,613,000		152,316
CHINA HUARONG ASSET MANAGEMENT CO LTD	90,000		14,206
CHINA LIFE INS CO LTD H	53,749		149,335
CHINA MENGNIU DAIRY CO LTD	912,977		3,690,666
CHINA MERCHANTS BANK CO LTD H	28,865		148,357
CHINA MINSHENG BANK CORP H	55,740		42,132
CHINA MOBILE LIMITED	597,000		5,018,223
CHINA OVERSEAS PROPERTY HOLDINGS LTD	2,255,000		1,418,002
CHINA PACIFIC INS(GRP) CO LTD H	19,907		78,429
CHINA RESOURCES POWER HLDS LTD	2,342,000		3,288,051
CHINA TAIPING INSU HLDS CO LTD	13,802		34,220
CHUGOKU BANK LTD	2,500		25,655
CI FINANCIAL CORP	2,181		36,463
CIMB GROUP HOLDINGS BERHAD	37,397		47,083
CINEWORLD GROUP PLC	764,600		2,219,021
CITIC SECURITIES CO LTD H	18,911		43,150
CK ASSET HOLDINGS LTD	26,000		187,685
CK HUTCHISON HOLDINGS LTD	720,000		6,865,239
CK HUTCHISON HOLDINGS LTD	39,500		376,635
CLICKS GROUP LTD	202,126		3,702,949
CNP ASSURANCES	1,515		30,130
CNP ASSURANCES	39,864		792,805
COLES GROUP LTD	68,544		713,815
COMMERZBANK AG	248,900		1,540,297
COMMONWEALTH BK OF AUSTRALIA	6,113		342,755
CONCORDIA FINANCIAL GROUP LTD	9,900		41,184
CONTINENTAL AG	41,701		5,391,403
COVESTRO AG	30,797		1,431,890
COVESTRO AG	15,360		714,155
CREDICORP LTD	269		57,332
CREDIT AGRICOLE SA	8,296		120,275
CREDIT SAISON CO LTD	1,400		24,494
CREDIT SUISSE GROUP AG	17,280		233,989
CREDIT SUISSE GROUP AG	124,452		1,685,207
CREDIT SUISSE GROUP AG	122,560		1,659,588

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CRESCENT POINT ENERGY CORP	65,300		291,161
CSL LIMITED	7,100		1,373,954
CTBC FINL HLDG CO LTD	90,909		68,074
CTBC FINL HLDG CO LTD	2,947,081		2,206,813
D&L INDUSTRIES INC	9,593,788		1,798,362
DAI NIPPON PRINTING CO LTD	65,000		1,770,742
DAICEL CORP	134,000		1,293,691
DAI-ICHI LIFE HOLDINGS INC	7,800		130,401
DAI-ICHI LIFE HOLDINGS INC	89,600		1,497,938
DAIMLER AG	97,277		5,387,038
DAIWA HOUSE INDUSTRY CO LTD	2,000		62,399
DAIWA SECURITIES GROUP INC	11,900		60,565
DAIWABO HOLDINGS CO LTD	2,800		173,430
DALI FOODS GROUP CO LTD	2,287,068		1,693,516
DANSKE BK AS	5,376		86,993
DANSKE BK AS	80,415		1,301,251
DART GROUP PLC	7,045		158,081
DASSAULT AVIATION SA	717		940,983
DB INSURANCE CO LTD	462		20,908
DBS GROUP HOLDINGS LTD	115,600		2,224,416
DEUTSCHE BANK AG	14,747		114,419
DEUTSCHE BOERSE AG	4,349		683,690
DEUTSCHE POST AG	10,090		384,924
DEUTSCHE TELEKOM AG (REGD)	163,469		2,671,601
DEUTSCHE TELEKOM AG (REGD)	82,570		1,349,455
DEUTSCHE TELEKOM AG (REGD)	132,800		2,170,373
DIALOG SEMICONDUCTOR PLC (GER)	11,540		583,923
D’IETEREN SA	10,327		725,146
DIRECT LINE INSURANCE GRP PLC	11,127		46,059
DNB ASA	7,140		133,377
DNB ASA	139,900		2,613,375
DRAX GROUP PLC	157,800		656,329
DUFRY GROUP	580		57,545
DUNI AB	63,600		877,302
EIFFAGE SA (FORM FOUGEROLLE)	5,381		615,659
ELECTRIC POWER DEVELOP CO LTD	10,100		246,051
ELEMENT FLEET MANAGEMENT CORP	3,714		31,719
EMPIRE CO LTD NON-VTG CL A	3,400		79,754
ENEL (ENTE NAZ ENERG ELET) SPA	532,022		4,220,351
ENEL (ENTE NAZ ENERG ELET) SPA	673,725		5,344,433
ENEL (ENTE NAZ ENERG ELET) SPA	12,500		99,158
ENI SPA	360,697		5,602,006
ERICSSON (LM) TELE CO CL B	153,023		1,332,489
ERSTE GROUP BANK AG	2,256		84,925
ERSTE GROUP BANK AG	15,790		594,403
ESSITY AB B	73,258		2,360,499
EURAZEO SE	260		17,790

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
EURONAV NV	6,300		77,592
EXOR NV	868		67,259
FEDERAL BANK LTD	2,364,578		2,914,507
FERGUSON PLC	7,740		702,290
FIAT CHRYSLER AUTOMOBILES NV	76,600		1,133,658
FIRST FINANCIAL HOLDING CO	76,490		60,601
FRESENIUS MED CARE AG & CO AKT	1,550		114,680
FUBON FINANCIAL HOLDING CO LTD	50,431		78,224
FUJIFILM HOLDINGS CORP	123,000		5,920,482
FUJITSU LTD	34,600		3,270,370
FUKUOKA FINANCIAL GROUP INC	1,300		25,185
FUKUOKA FINANCIAL GROUP INC	43,800		848,548
FUYAO GLASS INDUSTRY GROUP CO LTD A	812,839		2,800,438
GBL (GROUPE BRUXELLES LAMB) SA	351		36,994
GENOMMA LAB INTERNACIONAL SA	1,537,434		1,521,375
GF SECURITIES CO LTD H	12,740		15,516
GJENSIDIGE FORSIKRING ASA	1,811		38,007
GLAXOSMITHKLINE PLC	259,766		6,121,291
GLAXOSMITHKLINE PLC	7,510		176,970
GN STORE NORDIC LTD	910		42,796
GOODMAN GROUP STAPLED UNIT	194,300		1,823,000
GREAT WEST LIFECO INC	2,323		59,499
GREENCORE GROUP PLC	712,300		2,527,670
GREGGS PLC	4,585		139,564
GRUPO FINANCIERO BANORTE SAB	18,376		102,680
GRUPO FINANCIERO BANORTE SAB	349,300		1,951,794
GULF KEYSTONE PETROLEUM LTD	92,956		261,650
HACHIJUNI BANK LTD	4,000		17,597
HAIER ELECTRONICS GRP CO LTD	752,383		2,351,106
HAITONG SECURITIES CO LTD H	27,073		31,999
HANA FINANCIAL GROUP INC	2,232		71,269
HANG SENG BANK LTD	5,574		115,167
HANNOVER RUECKVERSICHERUNGS SE(REGD)	480		92,769
HANNOVER RUECKVERSICHERUNGS SE(REGD)	15,000		2,899,034
HAZAMA ANDO CORP	49,600		434,579
HEIDELBERGCEMENT AG	2,780		202,566
HERO MOTOCORP LTD	72,164		2,470,749
HIROSHIMA BANK	2,600		12,826
HITACHI LTD	20,000		851,502
HITACHI METALS LTD	376,000		5,581,777
HOCHTIEF AG	5,948		758,592
HOME CAPITAL GROUP INC	2,700		68,532
HON HAI PRECISION IND CO LTD	869,753		2,640,020
HONDA MOTOR CO LTD	156,100		4,452,201
HONDA MOTOR CO LTD	229,700		6,551,381
HONG LEONG BANK BHD	6,500		27,491
HONGKONG LAND HLDGS LTD	315,800		1,815,850

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
HOSIDEN CORP	17,000		216,852
HOYA CORP	8,200		788,643
HSBC HOLDINGS PLC	141,404		1,108,651
HSBC HOLDINGS PLC	354,653		2,780,589
HUA NAN FINANCIAL HLDGS CO LTD	70,197		51,626
HUATAI SECURITIES CO LTD H	10,617		18,775
HYUNDAI FIRE & MARINE INS CO	626		14,599
HYUNDAI MOBIS	8,100		1,794,330
IA FINANCIAL CORP INC	906		49,767
IA FINANCIAL CORP INC	9,000		494,374
IBERDROLA SA	91,600		943,224
IGM FINANCIAL INC	807		23,168
IGO LTD	164,233		719,163
IIDA GROUP HOLDINGS CO LTD	84,600		1,494,155
IMERYS	45,500		1,923,087
INCHCAPE PLC	165,269		1,545,542
INDUSTRIAL & COM BK OF CHINA H	519,580		400,072
INDUSTRIAL BANK OF KOREA	2,352		24,016
INDUSTRIVARDEN AB SER C	1,453		35,044
INFINEON TECHNOLOGIES AG	19,080		434,675
INFOSYS LTD SPON ADR	202,300		2,087,736
ING GROEP NV	27,289		327,160
ING GROEP NV	225,669		2,705,485
INGENICO GROUP	7,220		783,952
INPEX CORP	404,200		4,227,816
INTERMEDIATE CAPITAL GROUP PLC	16,710		356,358
INTESA SANPAOLO SPA	99,086		261,023
INVESTEC PLC	4,021		23,600
INVESTOR AB SER B	3,301		180,163
INVINCIBLE INVESTMENT CORP	1,464		834,031
IPSOS SA	31,100		1,009,917
IREN SPA	53,100		164,511
ISRAEL DISCOUNT BANK LTD CL A	221,574		1,027,249
ISUZU MOTORS LTD	187,500		2,241,613
ISUZU MOTORS LTD	166,300		1,988,162
ITAU UNIBANCO HOLDING SA	17,566		162,005
ITAUSA (INVEST ITAU) PFD	32,407		113,509
JAPAN PETROLEUM EXPLRN CO LTD	6,300		171,336
JAPAN POST BANK CO LTD	3,300		31,890
JAPAN POST HOLDINGS CO LTD	11,500		108,591
JAPAN POST HOLDINGS CO LTD	129,500		1,222,834
JAZZ PHARMA PLC	9,500		1,418,160
JERONIMO MARTINS & FILHO SGPS	3,560		58,561
JOHN WOOD GROUP PLC	646,601		3,413,103
JSE LIMITED	275,088		2,347,460
JULIUS BAER GRUPPE AG	1,676		86,467
JUMBO SA	100,263		2,086,226

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
JXTG HOLDINGS INC	651,800		2,986,804
KALBE FARMA PT (DEMAT)	19,409,014		2,264,909
KANSAI ELECTRIC POWER CO INC	139,100		1,618,811
KASIKORNBANK PCL (FOR)	3,900		19,624
KASIKORNBANK PCL (LOC)	5,100		25,747
KB FINANCIAL GROUP INC	2,903		119,698
KBC GROUPE SA	1,825		137,279
KBC GROUPE SA	14,775		1,111,393
KBC GROUPE SA	5,490		412,964
KDDI CORP	34,100		1,020,913
KDDI CORP	82,500		2,469,951
KERRY PROPERTIES LTD	44,000		139,753
KIA MOTORS CORP	43,700		1,675,184
KINGFISHER PLC	1,608,019		4,622,061
KINNEVIK AB	1,853		45,304
KIRKLAND LAKE GOLD LTD	3,300		145,431
KONE OYJ B	43,000		2,811,025
KONINKLIJKE AHOLD DELHAIZE NV	25,752		644,014
KONINKLIJKE AHOLD DELHAIZE NV	36,260		906,801
KOREA INVESTMENT HLDGS CO LTD	412		25,812
KPN (KON) NV	594,130		1,753,392
KRUNG THAI BANK (LOC)	37,600		20,617
KT & G CORP	16,700		1,355,491
KYOCERA CORP	94,900		6,533,082
LAFARGEHOLCIM LTD (REG)	46,730		2,592,892
LANXESS AG	38,900		2,610,194
LEGAL & GENERAL GROUP PLC ORD	43,409		174,224
LENOVO GROUP LTD	3,596,000		2,413,547
LG UPLUS CORP	107,400		1,319,684
LIC HOUSING FINANCE (DEMAT) DEMATERIALIZED SHS	383,119		2,331,037
LINDE PLC	11,644		2,479,008
LLOYDS BANKING GROUP PLC	504,993		418,071
LLOYDS BANKING GROUP PLC	8,611,451		7,129,205
LOOMIS AB B	47,400		1,962,528
LUFTHANSA AG (REGD)	24,990		459,993
LUNDIN PETROLEUM AB	11,385		386,901
M DIAS BRANCO SA	267,806		2,539,786
MACQUARIE GROUP LTD	2,342		226,556
MAGNA INTL INC	15,882		870,816
MAGNA INTL INC	43,041		2,359,955
MAHANAGAR GAS LTD	162,776		2,429,949
MAIL.RU GROUP LTD GDR REGS	90,149		2,010,323
MALAYAN BANKING	28,200		59,564
MANULIFE FINANCIAL CORP	14,054		285,290
MANULIFE FINANCIAL CORP	86,700		1,759,972
MAPFRE SA	9,879		26,152
MARUBENI CORP	7,500		55,952

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MCUBS MIDCITY INVESTMENT CORP	193		209,599
MEBUKI FINANCIAL GROUP INC	8,800		22,677
MEDIOBANCA SPA	3,278		36,085
MEGA FINANCIAL HOLDING CO LTD	84,937		86,885
MEGGITT PLC ORD	23,800		207,059
MELCO INTL DEVELOPMENT LTD	202,000		567,714
MERCK KGAA	504		59,558
MERIDIAN ENERGY LTD	65,418		220,197
MERLIN PROPERTIES SOCIMI SA	35,906		515,127
METHANEX CORP	55,800		2,154,996
MICHELIN CL B (REG)	12,480		1,527,271
MICHELIN CL B (REG)	18,500		2,263,983
MILLICOM INTL CELL SA SDR	254		12,165
MITSUBISHI ELECTRIC CORP ORD	437,500		6,033,719
MITSUBISHI UFJ FINL GRP INC	84,400		460,780
MITSUBISHI UFJ FINL GRP INC	333,900		1,822,921
MITSUBISHI UFJ LEA&FIN CO LTD	4,500		29,239
MITSUBISHI UFJ LEA&FIN CO LTD	20,400		132,552
MITSUI & CO LTD	97,300		1,742,633
MIZUHO FINANCIAL GROUP INC	171,200		265,178
MIZUHO FINANCIAL GROUP INC	1,498,400		2,320,931
MODERN TIMES GRP MTG AB SER B	133		1,585
MONDI PLC	120,700		2,833,859
MR PRICE GROUP LIMITED	114,463		1,491,468
MS&AD INSURANCE GRP HLDGS INC	3,500		116,318
MS&AD INSURANCE GRP HLDGS INC	25,700		854,104
MUNICH REINSURANCE (REG)	1,108		326,868
MUNICH REINSURANCE (REG)	8,700		2,566,562
MUTHOOT FINANCE LTD	439,067		4,685,412
MYLAN NV	115,176		2,315,038
NATIONAL AUSTRALIA BANK LTD	18,819		325,270
NATIONAL BANK OF CANADA DTC ELIGIBLE	2,519		139,825
NATIONAL GRID PLC	95,294		1,191,956
NATIXIS	7,448		33,067
NEC CORP	11,600		482,555
NESTLE SA (REG)	24,702		2,674,391
NEW CHINA LIFE INSURANCE CO H	6,635		28,525
NEXANS SA	5,851		285,428
NEXT PLC	30,900		2,872,477
NH FOODS LTD	5,100		211,688
NIEN MADE ENTERPRISE CO LTD	274,000		2,537,207
NINTENDO CO LTD	2,500		1,011,688
NIPPON TELEGRAPH & TELEPHONE	169,800		4,308,486
NIPPON TELEGRAPH & TELEPHONE	47,200		1,197,648
NISSIN FOOD HOLDINGS CO LTD	3,800		283,981
NITTO DENKO CORP (NITTO ELECTRIC)	7,500		426,580
NN GROUP NV	2,353		89,263

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
NN GROUP NV	16,090		610,389
NOMURA HOLDINGS INC	13,800		71,556
NOMURA HOLDINGS INC	94,800		491,559
NORDEA BANK ABP	323		2,623
NORDEA BANK ABP	21,579		174,266
NORDIC ENTMT GROUP AB CL B	133		4,300
NOVARTIS AG (REG)	19,924		1,891,936
NOVARTIS AG (REG)	52,445		4,980,053
NOVARTIS AG (REG)	39,230		3,725,188
NOVARTIS AG (REG)	25,400		2,411,924
NXP SEMICONDUCTORS NV	6,000		763,560
OBAYASHI CORP	42,500		476,025
OLD MUTUAL LTD	55,910		78,132
OPEN TEXT CORPORATION	8,267		364,282
OPTORUN CO LTD	9,000		249,735
ORIX CORP	9,600		160,007
ORIX CORP	109,400		1,823,417
OTP BANK (REG)	1,023		53,498
OTP BANK (REG)	88,570		4,631,772
OTSUKA HOLDINGS CO LTD	2,200		98,869
OVERSEA-CHINESE BKG CORP LTD	23,191		189,328
PAREX RESOURCES INC	47,100		875,950
PEOPLES INSURANCE CO GRP OF CHINA LTD H	65,030		27,039
PEUGEOT SA	87,713		2,095,657
PICC PROPERTY & CASUALTY CO H	53,749		64,769
POPULAR INC	45,300		2,661,375
POSCO	11,149		2,281,626
POSTE ITALIANE SPA	4,656		52,853
POWER CORP OF CANADA SUB VTG	2,739		70,555
POWER FINANCIAL CORP	2,000		53,814
POWSZECHNY ZALKAD UBEZPIEC SA	2,069		21,830
PUBLIC BANK BHD (LOC) (MLAY)	8,600		40,871
PUBLICIS GROUPE SA	67,484		3,055,123
PUBLICIS GROUPE SA	39,404		1,783,890
PUMA SE	3,650		279,839
QANTAS AIRWAYS LTD	237,400		1,184,494
QBE INSURANCE GROUP LTD	10,489		94,805
QBE INSURANCE GROUP LTD	361,775		3,269,918
QUALITAS CONTROLADO SAB DE CV	713,000		2,994,166
QUILTER PLC	12,366		26,380
RAIFFEISEN BANK INTERNTNL AG	1,249		31,368
RAIFFEISEN BANK INTERNTNL AG	4,360		109,501
REDROW PLC	95,627		943,673
REGIS RESOURCES LTD	143,200		436,129
RELX PLC	38,730		977,555
RESONA HOLDINGS INC	16,700		73,621
RESONA HOLDINGS INC	287,400		1,266,988

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
REXEL SA	357,601		4,751,279
RHI MAGNESITA NV	22,013		1,122,016
RITCHIE BROS AUCTIONEERS	1,300		55,835
ROCHE HOLDINGS AG (GENUSSCHEINE)	13,675		4,436,815
ROCHE HOLDINGS AG (GENUSSCHEINE)	13,239		4,295,356
ROHTO PHARMACEUTICAL	5,000		152,777
ROUND ONE CORP	6,400		62,318
ROYAL BANK OF CANADA	10,176		805,193
ROYAL BANK OF SCOTLAND GRP PLC	26,778		85,235
ROYAL BANK OF SCOTLAND GRP PLC	980,564		3,121,149
ROYAL DUTCH SHELL PLC CL A	25,366		744,474
ROYAL DUTCH SHELL PLC CL A	209,825		6,158,213
ROYAL DUTCH SHELL PLC CL A	51,140		1,513,990
ROYAL DUTCH SHELL PLC CL B	17,194		510,050
SAFRAN SA	7,106		1,097,181
SAINSBURY (J) PLC	1,221,975		3,721,226
SAMPO OYJ SER A	3,238		141,324
SAMSUNG ELECTRONICS CO LTD	54,639		2,638,240
SAMSUNG LIFE INSURANCE CO LTD	561		36,166
SAMSUNG SECURITIES CO LTD	717		23,949
SANDFIRE RESOURCES LTD	26,500		111,206
SANLAM LTD	381,739		2,155,901
SANOFI	15,399		1,548,011
SANOFI	58,735		5,904,439
SANTOS LTD	193,800		1,112,473
SANWA HOLDINGS CORP	9,500		107,455
SAP SE	3,371		454,960
SARACEN MINERAL HOLDINGS LTD	81,000		188,146
SASOL LTD	74,500		1,614,255
SBI HOLDINGS INC	1,800		38,351
SCHNEIDER ELECTRIC SE	45,850		4,705,840
SCHNEIDER ELECTRIC SE	12,490		1,281,918
SCHRODERS PLC (NEW) ORD	1,028		45,399
SCOR SE	1,376		57,756
SCOR SE	15,233		639,390
SEKISUI HOUSE LTD	83,300		1,788,970
SHIMIZU CORP	18,700		192,068
SHIN KONG FINCL HLDNGS CO LTD	82,795		28,646
SHINHAN FINANCIAL GROUP CO LTD	3,126		117,262
SHINHAN FINANCIAL GROUP CO LTD	36,700		1,376,679
SHINHAN FINANCIAL GROUP CO LTD	46,400		1,740,542
SHINSEI BANK LTD	1,500		23,124
SHIONOGI & CO LTD	7,200		448,414
SHIZUOKA BANK LTD	3,900		29,361
SIAM COMMERCIAL BANK PCL (FOR)	515,900		2,104,306
SIAM COMMERCIAL BANK PCL (LOC)	13,800		56,289
SIEMENS AG (REGD)	15,631		2,043,330

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SIG COMBIBLOC GROUP AG	22,107		353,146
SIGNATURE AVIATION PLC	365,294		1,534,831
SIGNIFY NV	26,430		825,952
SILTRONIC AG	1,184		119,156
SINGAPORE TELECOM LTD (SING)	1,340,000		3,357,597
SINOPAC HOLDINGS	100,173		43,533
SK HYNIX INC	15,850		1,290,614
SKANDINAVISKA ENSKI BK SER A	11,091		104,298
SKF AB SER B	147,600		2,984,667
SMITH & NEPHEW PLC	12,000		291,280
SOCIETE GENERALE SA CL A	5,439		189,220
SOLVAY CL A	18,700		2,166,799
SOMPO HOLDINGS INC	2,500		98,937
SOMPO HOLDINGS INC	4,200		166,214
SONY CORP	43,500		2,962,988
SONY FINANCIAL HOLDINGS INC	1,600		38,699
SOUTH32	180,800		342,566
SPAREBANK 1 SR BK CAP CERTS	187,000		2,130,010
SPAREBANKEN VEST AS	54,701		395,025
SSE PLC	419,013		7,984,029
ST GOBAIN CIE DE	151,437		6,200,141
STANDARD CHARTERED PLC	372,779		3,517,711
STANDARD CHARTERED PLC	254,660		2,403,086
STANDARD LIFE ABERDEEN PLC	17,396		75,603
STMICROELECTRONICS NV	59,290		1,594,139
SUGI HOLDINGS CO LTD	5,000		265,059
SUMITOMO METAL MINING CO LTD	5,900		192,440
SUMITOMO MITSUI FINL GROUP INC	9,400		349,337
SUMITOMO MITSUI FINL GROUP INC	63,500		2,359,882
SUMITOMO MITSUI FINL GROUP INC	31,600		1,174,367
SUMITOMO MITSUI TR HLDGS INC	2,400		95,797
SUMITOMO MITSUI TR HLDGS INC	19,200		766,374
SUMITOMO MITSUI TR HLDGS INC	63,500		2,534,623
SUN LIFE FINANCIAL INC	4,437		202,314
SUNCOR ENERGY INC	4,400		144,210
SUNCORP GROUP LTD	9,411		85,590
SUNDRUG CO LTD	26,900		979,150
SUNTORY BEVERAGE & FOOD LTD	7,400		309,539
SUSHIRO GLOBAL HOLDINGS LTD	6,900		595,030
SVENSKA HANDELSBANKEN SER A	11,068		119,231
SVENSKA HANDELSBANKEN SER A	214,400		2,309,647
SWEDBANK AB A	6,542		97,400
SWISS LIFE HLDGS AG (NEW)	246		123,483
SWISS RE LTD	2,325		261,136
SWISS RE LTD	7,370		827,773
T&D HOLDINGS INC	4,200		53,923
TAISHIN FINANCIAL HLDGS CO LTD	88,425		42,862

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TAIWAN SEMICONDUCT MFG CO LTD	609,000		6,738,617
TAKEDA PHARMACEUTICAL CO LTD	186,900		7,451,574
TAMA HOME CO LTD	19,600		297,459
TATE & LYLE PLC	5,800		58,404
TAYLOR WIMPEY PLC	1,273,575		3,262,614
TECHNIPFMC PLC	167,701		3,595,509
TELECOM ITALIA SPA	1,573,598		982,104
TELEFONICA SA	167,000		1,166,466
TELIA CO AB	1,349,788		5,800,442
TESCO PLC	981,304		3,317,180
TESCO PLC	2,005,780		6,780,297
TESCO PLC	80,900		273,473
TIGER BRANDS LTD	61,504		925,283
TOFAS TURK OTOMOBIL FABRIKASI	292,854		1,322,249
TOKIO MARINE HOLDINGS INC	4,800		270,316
TOKIO MARINE HOLDINGS INC	116,200		6,543,903
TOKYO ELECTRON LTD	1,400		308,269
TOKYO STEEL MFG CO LTD	11,000		79,978
TOMY COMPANY LTD	62,700		817,688
TOREX GOLD RESOURCES INC	13,800		218,071
TORONTO-DOMINION BANK	12,885		722,663
TORONTO-DOMINION BANK	39,889		2,237,200
TOYO SUISAN KAISHA LTD	2,100		89,485
TOYOTA MOTOR CORP	13,800		979,736
TRANSALTA RENEWABLES INC	31,400		375,286
TRAVELSKY TECHNOLOGY LTD H	1,255,000		3,063,293
TRAVIS PERKINS PLC	157,622		3,344,753
TRYG AS	1,118		33,145
TURKIYE GARANTI BANKASI AS	18,794		35,193
TURKIYE HALK BANKASI	9,912		9,847
TURKIYE IS BANKASI AS C	22,512		24,257
UBS GROUP AG	25,758		325,368
UBS GROUP AG	251,771		3,180,306
UCB SA	2,103		167,249
UNICREDIT SPA	14,222		207,706
UNICREDIT SPA	90,752		1,325,391
UNILEVER NV (REGD)	12,480		717,159
UNIPOLSAI SPA	10,132		29,436
UNITED OVERSEAS BANK (LOC)	9,400		184,582
UNITED OVERSEAS BANK (LOC)	310,827		6,103,529
UNITED OVERSEAS BANK (LOC)	134,576		2,642,591
VALMET CORP	11,080		265,471
VINCI SA	20,900		2,320,909
VISTRY GROUP PLC	39,740		714,846
VIVENDI	18,730		542,464
VODAFONE GROUP PLC	1,811,900		3,522,303
VODAFONE GROUP PLC	416,700		810,058

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
VOLKSWAG PFD PERP	19,064		3,768,732
VOLKSWAGEN AG	3,777		734,002
WEST JAPAN RAILWAY CO	5,300		460,515
WESTERN AREAS LTD	177,700		377,844
WESTPAC BANKING CORP	23,525		400,005
WESTPORTS HOLDINGS BHD	3,722,044		3,830,780
WH GROUP LTD	3,666,500		3,787,755
WH GROUP LTD	275,500		284,611
WHEATON PRECIOUS METALS CORP	30,200		898,450
WHEELOCK & CO LTD	73,000		486,679
WHITEHAVEN COAL LTD	269,800		499,837
WILLIS TOWERS WATSON PLC	3,895		786,556
WILMAR INTERNATIONAL LTD	1,199,400		3,674,135
WIRECARD AG	737		88,869
WIZZ AIR HOLDINGS PLC	1,140		58,816
WOLTERS KLUWER NV	26,800		1,954,603
WOORI FINANCIAL GROUP INC	3,063		30,746
WPP PLC NEW (UK)	118,604		1,675,502
WPP PLC NEW (UK)	340,740		4,813,586
X5 RETAIL GROUP NV GDR REGS	95,790		3,304,755
YAMAGUCHI FINANCIAL GROUP INC	1,900		13,010
YANDEX NV CL A	54,254		2,359,506
YANGZIJIANG SHIPBLDG HLDGS LTD	150,000		124,912
YARA INTERNATIONAL ASA	52,600		2,188,047
YUANTA FINL HLDG CO LTD	88,255		59,596
Z HOLDINGS CORP	78,300		332,210
ZHEJIANG SUPOR COOKWARE CO LTD A	167,086		1,842,380
ZURICH INSURANCE GROUP AG	1,071		439,444
ZURICH INSURANCE GROUP AG	6,569		2,695,340
STIFS and Money Markets
SSBK GOVT STIF FUND	17,199,154		17,199,154
SSBK STIF FUND	1,740,120		7,660,563

International Value Account			795,542,811

Investments held by trustee			27,373,465,379

Participant Loans* Interest 3.25%-9.00%, maturing through March 2044			144,559,953

Total Investments			$27,518,025,332

*	Party-in-interest

**	Information not presented because investments are participant directed